1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 8, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing
Company Limited

Financial Statements for the Years Ended December 31, 2011 and 2010 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2011 and 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the year ended December 31, 2011 and 2010 on which we have issued an unqualified opinion.

February 14, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value)

	2011		2010
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$85,262,521	11	$109,511,130	15
Financial assets at fair value through profit or loss (Notes 2, 5
and 24)	14,925	—	—	—
Available-for-sale financial assets (Notes 2, 6 and 24)	2,617,134	—	3,918,274	—
Held-to-maturity financial assets (Notes 2, 7 and 24)	701,136	—	4,796,589	1
Receivables from related parties (Notes 3 and 25)	24,777,534	3	25,733,974	4
Notes and accounts receivable (Note 3)	19,894,386	3	22,250,905	3
Allowance for doubtful receivables (Notes 2, 3 and 8)	(485,120)	—	(488,000)	—
Allowance for sales returns and others (Notes 2 and 8)	(4,887,879)	—	(7,341,444)	(1)
Other receivables from related parties (Notes 3 and 25)	188,028	—	1,302,281	—
Other financial assets (Note 26)	122,010	—	418,206	—
Inventories (Notes 2 and 9)	22,853,397	3	25,646,348	4
Deferred income tax assets (Notes 2 and 18)	5,779,544	1	5,133,775	1
Prepaid expenses and other current assets	1,725,736	—	1,352,244	—

Total current assets	158,563,352	21	192,234,282	27

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 24)
Investments accounted for using equity method	128,200,718	17	114,977,174	17
Available-for-sale financial assets	—	—	1,033,049	—
Held-to-maturity financial assets	702,291	—	1,405,698	—
Financial assets carried at cost	497,835	—	497,835	—

Total long-term investments	129,400,844	17	117,913,756	17

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 25)
Cost
Buildings	149,495,478	20	128,646,942	18
Machinery and equipment	984,978,666	129	852,733,592	122
Office equipment	13,824,434	2	11,730,537	2

	1,148,298,578	151	993,111,071	142
Accumulated depreciation	(804,740,797)	(106)	(706,605,445)	(101)
Advance payments and construction in progress	110,815,752	14	80,348,673	11

Net property, plant and equipment	454,373,533	59	366,854,299	52

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	4,719,244	1	5,456,427	1

Total intangible assets	6,287,000	1	7,024,183	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	7,221,824	1	7,154,266	1
Refundable deposits	4,491,735	1	8,638,749	2
Others (Notes 2 and 25)	1,069,586	—	1,420,131	—

Total other assets	12,783,145	2	17,213,146	3

TOTAL	$761,407,874	100	$701,239,666	100

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 14)	$25,926,528	3	$30,908,637	4
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 24)	—	—	7,834	—
Accounts payable	9,522,688	1	10,559,283	2
Payables to related parties (Note 25)	2,992,582	—	2,574,450	—
Income tax payable (Notes 2 and 18)	10,647,797	1	7,108,869	1
Accrued profit sharing to employees and bonus to directors (Notes 2 and 20)	9,055,704	1	10,959,469	2
Payables to contractors and equipment suppliers	33,811,970	5	41,992,198	6
Accrued expenses and other current liabilities (Notes 16, 24 and 25)	13,057,161	2	13,911,520	2
Current portion of bonds payable (Notes 15 and 24)	4,500,000	1	—	—

Total current liabilities	109,514,430	14	118,022,260	17

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 24)	18,000,000	2	4,500,000	—

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,860,898	1	3,824,601	1
Guarantee deposits (Note 28)	439,032	—	747,887	—

Total other liabilities	4,299,930	1	4,572,488	1

Total liabilities	131,814,360	17	127,094,748	18

CAPITAL STOCK - NT$10 PAR VALUE (Note 20)
Authorized: 28,050,000 thousand shares
Issued: 25,916,222 thousand shares in 2011 25,910,078 thousand shares in 2010	259,162,226	34	259,100,787	37

CAPITAL SURPLUS (Notes 2 and 20)	55,846,357	8	55,698,434	8

RETAINED EARNINGS (Note 20)

Appropriated as legal capital reserve	102,399,995	13	86,239,494	12
Appropriated as special capital reserve	6,433,874	1	1,313,047	—
Unappropriated earnings	213,357,286	28	178,227,030	26

	322,191,155	42	265,779,571	38

OTHERS (Notes 2, 22 and 24)
Cumulative translation adjustments	(6,433,369)	(1)	(6,543,163)	(1)
Unrealized gain (loss) on financial instruments	(1,172,855)	—	109,289	—

	(7,606,224)	(1)	(6,433,874)	(1)

Total shareholders’ equity	629,593,514	83	574,144,918	82

TOTAL	$761,407,874	100	$701,239,666	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 25)	$421,472,087		$418,666,448
SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,226,594		11,703,136

NET SALES	418,245,493	100	406,963,312	100
COST OF SALES (Notes 9, 19 and 25)	233,083,068	56	209,921,268	52

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	185,162,425	44	197,042,044	48
REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	398,440	—	(52,742)	—

GROSS PROFIT	185,560,865	44	196,989,302	48

OPERATING EXPENSES (Notes 19 and 25)
Research and development	31,594,034	7	27,623,299	7
General and administrative	12,715,339	3	11,681,756	3
Marketing	2,345,729	1	2,837,739	—

Total operating expenses	46,655,102	11	42,142,794	10

INCOME FROM OPERATIONS	138,905,763	33	154,846,508	38

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	3,778,083	1	7,111,443	2
Settlement income (Note 28)	947,340	1	6,939,764	2
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	801,195	—	312,862	—
Interest income	697,196	—	764,027	—
Technical service income (Note 25)	408,153	—	446,746	—
Others (Notes 2 and 25)	655,079	—	333,126	—

Total non-operating income and gains	7,287,046	2	15,907,968	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	$673,085	—	$58,737	—
Interest expense (Note 25)	445,887	—	214,641	—
Loss on disposal of property, plant and equipment (Note 2)	202,901	—	838,750	—
Casualty loss (Note 9)	—	—	190,992	—
Others	163,092	—	161,152	—

Total non-operating expenses and losses	1,484,965	—	1,464,272	—

INCOME BEFORE INCOME TAX	144,707,844	35	169,290,204	42
INCOME TAX EXPENSE (Notes 2 and 18)	10,506,565	3	7,685,195	2

NET INCOME	$134,201,279	32	$161,605,009	40

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$5.58	$5.18	$6.53	$6.24

Diluted earnings per share	$5.58	$5.18	$6.53	$6.23

The accompanying notes are an integral part of the financial statements.			(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Capital Stock - Common Stock		Capital Surplus	Retained Earnings				Others			Total Shareholders’ Equity
								Cumulative Translation Adjustments	Unrealized Gain (Loss) on Financial Instruments	Treasury Stock
	Shares (In Thousands)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2010	25,902,706	$259,027,066	$55,486,010	$77,317,710	$—	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$—	$495,082,712
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,921,784	—	(8,921,784)	—	—	—	—	—
Special capital reserve	—	—	—	—	1,313,047	(1,313,047)	—	—	—	—	—
Cash dividends to shareholders—NT$3.00 per share	—	—	—	—	—	(77,708,120)	(77,708,120)	—	—	—	(77,708,120)
Net income in 2010	—	—	—	—	—	161,605,009	161,605,009	—	—	—	161,605,009
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(17,885)	—	—	—	—	—	—	—	(17,885)
Translation adjustments	—	—	—	—	—	—	—	(4,776,496)	—	—	(4,776,496)
Issuance of stock from exercising employee stock options	7,372	73,721	171,103	—	—	—	—	—	—	—	244,824
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(441,978)	—	(441,978)
Net change in shareholders’ equity from equity method investees	—	—	59,206	—	—	—	—	—	97,646	—	156,852

BALANCE, DECEMBER 31, 2010	25,910,078	259,100,787	55,698,434	86,239,494	1,313,047	178,227,030	265,779,571	(6,543,163)	109,289	—	574,144,918
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,160,501	—	(16,160,501)	—	—	—	—	—
Special capital reserve	—	—	—	—	5,120,827	(5,120,827)	—	—	—	—	—
Cash dividends to shareholders-NT$3.00 per share	—	—	—	—	—	(77,730,236)	(77,730,236)	—	—	—	(77,730,236)
Net income in 2011	—	—	—	—	—	134,201,279	134,201,279	—	—	—	134,201,279
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	59,898	—	—	—	—	—	—	—	59,898
Translation adjustments	—	—	—	—	—	—	—	(112,326)	—	—	(112,326)
Issuance of stock from exercising employee stock options	7,144	71,439	146,258	—	—	—	—	—	—	—	217,697
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(1,112,995)	—	(1,112,995)
Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—	—	(165,851)	—	(165,851)
Acquisition of treasury stock-shareholders executed the appraisal right	—	—	—	—	—	—	—	—	—	(71,598)	(71,598)
Retirement of treasury stock	(1,000)	(10,000)	(2,139)	—	—	(59,459)	(59,459)	—	—	71,598	—
Effect of spin-off	—	—	(56,094)	—	—	—	—	222,120	(3,298)	—	162,728

BALANCE, DECEMBER 31, 2011	25,916,222	$259,162,226	$55,846,357	$102,399,995	$6,433,874	$213,357,286	$322,191,155	$(6,433,369)	$(1,172,855)	$—	$629,593,514

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$134,201,279	$161,605,009
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	102,925,423	83,366,121
Unrealized (realized) gross profit from affiliates	(398,440)	52,742
Amortization of premium/discount of financial assets	9,860	18,611
Gain on disposal of available-for-sale financial assets, net	(35,151)	—
Loss on disposal of financial assets carried at cost	—	1,263
Equity in earnings of equity method investees, net	(3,778,083)	(7,111,443)
Cash dividends received from equity method investees	2,941,548	422,490
Loss on disposal of property, plant and equipment and other assets, net	99,884	761,298
Settlement income from receiving equity securities	—	(4,434,364)
Deferred income tax	(493,026)	(373,253)
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(22,759)	189,577
Receivables from related parties	956,440	(3,192,201)
Notes and accounts receivable	2,356,519	(2,366,385)
Allowance for doubtful receivables	(2,880)	57,000
Allowance for sales returns and others	(2,453,565)	(1,242,188)
Other receivables from related parties	(38,049)	85,830
Other financial assets	138,196	904,157
Inventories	2,775,646	(6,816,132)
Prepaid expenses and other current assets	(382,852)	(445,797)
Accounts payable	(1,805,422)	624,608
Payables to related parties	418,132	535,108
Income tax payable	3,538,928	(1,652,251)
Accrued profit sharing to employees and bonus to directors	(1,903,765)	4,188,131
Accrued expenses and other current liabilities	(410,047)	(3,124,307)
Accrued pension cost	96,880	17,425
Deferred credits	—	(47,873)

Net cash provided by operating activities	238,734,696	222,023,176

CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed related to spin-off	(1,270,340)	—
Acquisitions of:
Property, plant and equipment	(202,757,541)	(182,335,032)
Investments accounted for using equity method	(7,390,883)	(8,262,519)
Financial assets carried at cost	—	(480)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$1,035,151	$—
Held-to-maturity financial assets	4,789,000	15,943,000
Financial assets carried at cost	—	3,370
Property, plant and equipment and other assets	4,650,078	387,735
Proceeds from return of capital by investees	320,013	—
Increase in deferred charges	(1,658,296)	(1,538,301)
Decrease (increase) in refundable deposits	4,147,014	(5,940,633)
Decrease (increase) in other assets	27,600	(1,004,581)

Net cash used in investing activities	(198,108,204)	(182,747,441)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(4,982,109)	30,908,637
Proceeds from issuance of bonds	18,000,000	—
Decrease in guarantee deposits	(308,855)	(253,489)
Proceeds from exercise of employee stock options	217,697	244,824
Acquisition of treasury stock	(71,598)	—
Cash dividends	(77,730,236)	(77,708,120)

Net cash used in financing activities	(64,875,101)	(46,808,148)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(24,248,609)	(7,532,413)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	109,511,130	117,043,543

CASH AND CASH EQUIVALENTS, END OF YEAR	$85,262,521	$109,511,130

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$369,085	$200,892

Income tax paid	$7,454,386	$9,640,396

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$195,932,728	$195,950,918
Decrease (increase) in payables to contractors and equipment suppliers	6,827,106	(13,491,140)
Nonmonetary exchange trade-out price	(2,293)	(124,746)

Cash paid	$202,757,541	$182,335,032

Disposal of property, plant and equipment and other assets	$3,370,165	$1,872,880
Decrease (increase) in other receivables from related parties	1,124,206	(1,142,108)
Decrease (increase) in other financial assets	158,000	(218,291)
Nonmonetary exchange trade-out price	(2,293)	(124,746)

Cash received	$4,650,078	$387,735

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010
NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$—	$718,637

SUPPLEMENTAL INFORMATION FOR SPIN-OFF BUSINESSES

In August 2011, the Company transferred the solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively. The relevant information about spin-off was as follows:

	TSMC SSL	TSMC Solar	Total
Acquired investments accounted for using equity method	$2,270,000	$11,180,000	$13,450,000

Non-cash items transferred
Current assets	36,050	18,807	54,857
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	—	(56,094)	(56,094)
Unrealized gain (loss) on financial instruments	—	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	(1,874,437)	(10,305,223)	(12,179,660)

Cash contributed related to spin-off	$395,563	$874,777	$1,270,340

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, respectively.

On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2011 and 2010, the Company had 30,113 and 29,929 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the year. The fair value of debt securities is determined using the average of bid and asked prices at the end of the year.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses—general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus -treasury stock transactions and to retained earnings for any remaining amount. When the Company resells the treasury stock, the treasury stock shall be reversed, and if the selling price is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectable within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Spin-off

In accordance with the Company’s organization realignment, the Company contributed net assets, including cash, to the newly formed subsidiaries in exchange for all of the shares of those subsidiaries. The net assets transferred are reflected at their net book value without recognizing any gain or loss.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the year ended December 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the year ended December 31, 2011. The information for the year ended December 31, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2011	2010
Cash and deposits in banks	$81,467,607	$108,735,942
Repurchase agreements collateralized by government bonds	3,794,914	775,188

	$85,262,521	$109,511,130

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2010
Trading financial assets
Forward exchange contracts	$14,925	$—

Trading financial liabilities
Forward exchange contracts	$—	$7,834

The Company entered into derivative contracts during the years ended December 31, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
December 31, 2011
Sell EUR/Buy NT$	January 2012	EUR38,600 /NT$1,528,206
December 31, 2010
Sell NT$/Buy JPY	January 2011 to February 2011	NT$814,882/ JPY2,278,420

Net gains on derivative financial instruments for the years ended December 31, 2011 and 2010 were NT$801,195 thousand and NT$312,862 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2011	2010
Overseas publicly traded stock	$2,617,134	$3,918,274
Corporate bonds	—	1,033,049

	2,617,134	4,951,323
Current portion	(2,617,134)	(3,918,274)

	$—	$1,033,049

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2011	2010
Corporate bonds	$1,403,427	$6,202,287
Current portion	(701,136)	(4,796,589)

	$702,291	$1,405,698

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$488,000	$431,000
Provision	—	59,268
Write-off	(2,880)	(2,268)

Balance, end of year	$485,120	$488,000

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$7,341,444	$8,583,632
Provision	3,226,594	11,703,136
Write-off	(5,680,159)	(12,945,324)

Balance, end of year	$4,887,879	$7,341,444

9.	INVENTORIES

	December 31
	2011	2010
Finished goods	$3,250,637	$4,623,812
Work in process	16,971,209	18,128,677
Raw materials	1,593,393	1,681,525
Supplies and spare parts	1,038,158	1,212,334

	$22,853,397	$25,646,348

The reserve for inventory write-downs in the amount of NT$74,861 thousand was reversed in the cost of sales for the year ended December 31, 2011 when the related inventory items were scrapped or sold. Write-down of inventories to net realizable value in the amount of NT$792,951 thousand was included in the cost of sales for the year ended December 31, 2010. Inventory losses related to earthquake in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the year ended December 31, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
TSMC Global Ltd. (TSMC Global)	$44,071,845	100	$43,710,543	100
TSMC Partners, Ltd. (TSMC Partners)	34,986,964	100	33,565,775	100
TSMC China Company Limited (TSMC China)	13,542,181	100	4,252,270	100
TSMC Solar	10,153,244	100	—	—
Vanguard International Semiconductor Corporation (VIS)	8,988,007	39	9,422,452	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,289,429	39	7,120,714	39
TSMC North America	2,981,639	100	2,873,888	100
TSMC SSL	1,746,893	100	—	—
Xintec Inc. (Xintec)	1,606,694	40	1,645,201	41
VentureTech Alliance Fund III, L.P. (VTAF III)	1,311,044	53	2,769,423	99
Global UniChip Corporation (GUC)	1,157,188	35	1,113,516	35
VentureTech Alliance Fund II, L.P. (VTAF II)	762,135	98	1,063,057	98
Emerging Alliance Fund, L.P. (Emerging Alliance)	213,235	99	304,310	99
TSMC Europe B.V. (TSMC Europe)	205,171	100	177,784	100
TSMC Japan Limited (TSMC Japan)	161,601	100	150,312	100
TSMC Korea Limited (TSMC Korea)	23,448	100	20,929	100
Motech Industries Inc. (Motech)	—	—	6,733,369	20
TSMC Solar North America, Inc. (TSMC Solar NA)	—	—	26,527	100
TSMC Solar Europe B.V. (TSMC Solar Europe)	—	—	23,971	100
TSMC Lighting North America, Inc. (TSMC Lighting NA)	—	—	3,133	100

	$128,200,718		$114,977,174

In the second half year of 2011, the Company continually increased its investment in TSMC China for the amount of NT$6,759,300 thousand, and the Company has received the approval from the Investment Commission of Ministry of Economic Affairs.

For the renewable energy and efficiency related businesses development, the Company established wholly-owned subsidiaries, TSMC Solar NA, TSMC Solar Europe and TSMC Lighting NA, in the third quarter of 2010. In addition, to foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011. Furthermore, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar. As of August 1, 2011, the net book values of the Company’s certain assets, liabilities and shareholders’ equity, including cash, contributed to TSMC SSL and TSMC Solar in exchange for all the shares of TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

For the year ended December 31, 2010, the Company increased its investment in VTAF III for the amount of NT$1,862,278 thousand, and the Company’s percentage of ownership in VTAF III increased from 98% to 99%. Due to the aforementioned transfer and the effect of the subsequent cash injection of NT$135,297 thousand, the Company’s percentage of ownership further decreased to 53%.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited unless permitted by other related regulations.

For the years ended December 31, 2011 and 2010, equity in earnings/losses of equity method investees was a net gain of NT$3,778,083 thousand and NT$7,111,443 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except those of Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the years ended December 31, 2011 and 2010. The Company believes that, had the aforementioned equity method investees’ financial statements been audited, any adjustments arising would have no material effect on the Company’s financial statements.

As of December 31, 2011 and 2010, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$11,273,200 thousand and NT$14,993,626 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$2,504,496	$1,429,118
Additions	—	2,055,660
Amortizations	(721,482)	(980,282)
Effect of spin-off	(1,507,430)	—

Balance, end of year	$275,584	$2,504,496

Movements of the difference allocated to goodwill were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$1,415,565	$1,061,885
Additions	—	353,680
Effect of spin-off	(353,680)	—

Balance, end of year	$1,061,885	$1,415,565

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2011	2010
Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	159,251

	$497,835	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Spin-off	Balance, End of Year
Cost
Buildings	$128,646,942	$22,343,302	$(36,929)	$(388)	$(1,457,449)	$149,495,478
Machinery and equipment	852,733,592	135,641,295	(2,079,115)	(17,225)	(1,299,881)	984,978,666
Office equipment	11,730,537	2,495,001	(362,032)	—	(39,072)	13,824,434

	993,111,071	$160,479,598	$(2,478,076)	$(17,613)	$(2,796,402)	1,148,298,578

Accumulated depreciation
Buildings	81,347,877	$8,966,377	$(14,293)	$(55)	$(25,639)	90,274,267
Machinery and equipment	616,495,207	90,613,430	(2,025,728)	(5,569)	(192,323)	704,885,017
Office equipment	8,762,361	1,184,310	(362,031)	—	(3,127)	9,581,513

	706,605,445	$100,764,117	$(2,402,052)	$(5,624)	$(221,089)	804,740,797

Advance payments and construction in progress	80,348,673	$35,453,130	$(3,259,587)	$—	$(1,726,464)	110,815,752

	$366,854,299					$454,373,533

	Year Ended December 31, 2010
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Balance, End of Year
Cost
Buildings	$124,522,047	$4,262,592	$(135,497)	$(2,200)	$128,646,942
Machinery and equipment	713,426,126	141,033,304	(1,867,880)	142,042	852,733,592
Office equipment	10,781,099	1,639,082	(689,202)	(442)	11,730,537

	848,729,272	$146,934,978	$(2,692,579)	$139,400	993,111,071

Accumulated depreciation
Buildings	73,525,160	$7,951,678	$(128,466)	$(495)	81,347,877
Machinery and equipment	545,693,910	72,528,436	(1,867,476)	140,337	616,495,207
Office equipment	8,545,253	906,714	(689,164)	(442)	8,762,361

	627,764,323	$81,386,828	$(2,685,106)	$139,400	706,605,445

Advance payments and construction in progress	33,786,577	$49,015,940	$(2,453,844)	$—	80,348,673

	$254,751,526				$366,854,299

No interest was capitalized during the years ended December 31, 2011 and 2010.

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Amortization	Disposals	Effect of Spin-off	Balance, End of Year
Technology license fees	$2,277,832	$10,308	$(670,830)	$—	$—	$1,617,310
Software and system design costs	2,075,935	1,324,958	(1,064,884)	(46)	(19,392)	2,316,571
Patent and others	1,102,660	323,030	(416,630)	—	(223,697)	785,363

	$5,456,427	$1,658,296	$(2,152,344)	$(46)	$(243,089)	$4,719,244

	Year Ended December 31, 2010
	Balance, Beginning of Year	Additions	Amortization	Balance, End of Year
Technology license fees	$2,979,801	$—	$(701,969)	$2,277,832
Software and system design costs	1,646,973	1,327,183	(898,221)	2,075,935
Patent and others	1,264,911	211,118	(373,369)	1,102,660

	$5,891,685	$1,538,301	$(1,973,5599)	$5,456,427

14.	SHORT-TERM LOANS

	December 31
	2011	2010
Unsecured loans:
US$856,000 thousand, due by February 2012, and annual interest at 0.45%-1.00% in 2011; US$864,000 thousand and EUR114,900 thousand, due in January 2011, and annual interest at 0.38%-0.65% in 2010	$25,926,528	$30,908,637

15.	BONDS PAYABLE

	December 31
	2011	2010
Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$—
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	4,500,000	4,500,000

	22,500,000	4,500,000
Current portion	(4,500,000)	—

	$18,000,000	$4,500,000

With the approval from the Financial Supervisory Commission, the Company issued domestic unsecured bonds in the amount of NT$17,000,000 thousand in January 2012.

16.	OTHER LONG-TERM PAYABLES

The Company’s other long-term payables mainly resulted from license agreements for certain semiconductor-related patents.

As of December 31, 2011, other long-term payables due within one year were already paid.

17.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$1,119,717 thousand and NT$964,063 thousand for the years ended December 31, 2011 and 2010, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

Due to the spin-off, the Company transferred the pension fund and the accrued pension cost in the amount of NT$46,884 thousand and NT$60,583 thousand, respectively, to TSMC SSL and TSMC Solar in August 2011.

Pension information on the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

	2011	2010
Service cost	$131,975	$129,552
Interest cost	164,372	145,151
Projected return on plan assets	(67,051)	(39,939)
Amortization	73,306	1,061

Net periodic pension cost	$302,602	$235,825

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2011 and 2010

	2011	2010
Benefit obligation
Vested benefit obligation	$280,629	$189,047
Nonvested benefit obligation	5,356,405	5,390,113

Accumulated benefit obligation	5,637,034	5,579,160
Additional benefits based on future salaries	3,389,649	3,634,495

Projected benefit obligation	9,026,683	9,213,655
Fair value of plan assets	(3,039,871)	(2,853,535)

Funded status	5,986,812	6,360,120
Unrecognized net transition obligation	(73,599)	(82,991)
Prior service cost	145,259	154,738
Unrecognized net loss	(2,197,574)	(2,607,266)

Accrued pension cost	$3,860,898	$3,824,601

Vested benefit	$312,213	$208,176

	2011	2010
c. Actuarial assumptions at December 31, 2011 and 2010
Discount rate used in determining present values	1.75%	1.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.00%	2.50%
d. Contributions to the Fund for the year	$209,260	$209,459

e. Payments from the Fund for the year	$7,339	$19,991

18.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2011	2010
Income tax expense based on “income before income tax” at statutory rate (17%)	$24,600,334	$28,779,335
Tax effect of the following:
Tax-exempt income	(13,231,821)	(16,669,784)
Temporary and permanent differences	(1,429,188)	(704,252)
Additional income tax under Alternative Minimum Tax Act	286,827	—
Additional tax at 10% on unappropriated earnings	6,259,344	127,489
Income tax credits used	(6,259,344)	(4,823,988)

Income tax currently payable	$10,226,152	$6,708,800

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2011	2010
Income tax currently payable	$10,226,152	$6,708,800
Income tax adjustments on prior years	464,078	980,428
Other income tax adjustments	309,361	369,220
Net change in deferred income tax assets
Investment tax credits	1,795,254	(7,243,473)
Temporary differences	27,284	16,790
Valuation allowance	(2,314,671)	6,853,430
Effect of spin-off	(893)	—

Income tax expense	$10,506,565	$7,685,195

c.	Net deferred income tax assets consisted of the following:

	December 31
	2011	2010
Current deferred income tax assets
Investment tax credits	$4,892,158	$4,182,893
Temporary differences
Allowance for sales returns and others	488,788	624,023
Unrealized gain/loss on financial instruments	308,929	87,735
Others	89,669	239,124

	$5,779,544	$5,133,775

Noncurrent deferred income tax assets
Investment tax credits	$15,287,802	$17,792,321
Temporary differences
Depreciation	2,044,680	1,981,915
Others	227,433	32,792
Valuation allowance	(10,338,091)	(12,652,762)

	$7,221,824	$7,154,266

Effective in May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. The Company recalculated its deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010. The Company evaluated the effect of Alternative Minimum Tax and applicable year of the profits generated from projects exempt from income tax for a five-year period. As the Company plans to apply the tax-exempt income in later years, income tax payable is anticipated to increase and the Company will utilize available investment tax credits as an offset against income taxes. Since more investment tax credits can be utilized, valuation allowance has been adjusted down accordingly.

Under the Article 10 of the Statute for Industrial Innovation (SII) legislated, effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2011 and 2010 was NT$4,003,228 thousand and NT$1,669,533 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2011 and 2010 were 6.67% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2011, investment tax credits consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year
Statute for Upgrading	Purchase of machinery and	$3,202,253	$1,165,765	2012
Industries	equipment	6,513,605	6,513,605	2013
		7,006,655	7,006,655	2014
		482,351	482,351	2015

		$17,204,864	$15,168,376

Statute for Upgrading	Research and development	$1,772,824	$—	2012
Industries	expenditures	4,994,463	4,994,463	2013

		$6,767,287	$4,994,463

Statute for Upgrading	Personnel training expenditures	$17,391	$—	2012
Industries		17,121	17,121	2013

		$34,512	$17,121

Statute for Industrial	Research and development	$2,432,641	$—	2011

Innovation	expenditures

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2003	2007 to 2011
Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015

h.	The tax authorities have examined income tax returns of the Company through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost
Salary and bonus	$23,511,116	$16,780,285	$40,291,401
Labor and health insurance	1,225,757	713,298	1,939,055
Pension	899,039	523,178	1,422,217
Meal	640,257	273,002	913,259
Welfare	230,762	137,019	367,781
Others	294,010	143,151	437,161

	$26,800,941	$18,569,933	$45,370,874

Depreciation	$93,898,048	$6,858,236	$100,756,284

Amortization	$1,407,787	$744,557	$2,152,344

	Year Ended December 31, 2010
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost
Salary and bonus	$24,222,823	$17,849,735	$42,072,558
Labor and health insurance	973,364	550,731	1,524,095
Pension	765,872	433,932	1,199,804
Meal	566,425	229,247	795,672
Welfare	228,218	133,376	361,594
Others	63,384	26,614	89,998

	$26,820,086	$19,223,635	$46,043,721

Depreciation	$76,219,816	$5,150,747	$81,370,563

Amortization	$1,242,824	$730,735	$1,973,559

20.	SHAREHOLDERS’ EQUITY

As of December 31, 2011, 1,092,313 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,461,567 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	December 31
	2011	2010
Additional paid-in capital	$23,774,250	$23,628,908
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	374,695	370,891
Donations	55	55

	$55,846,357	$55,698,434

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the year, which amounted to NT$8,990,026 thousand and NT$10,908,338 thousand for the years ended December 2011 and 2010, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2009 had been approved in the shareholders’ meetings held on June 9, 2011 and June 15, 2010, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009
Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for 2010, respectively, and profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 9, 2011 and June 15, 2010, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and February 9, 2010 and same amount had been charged against earnings of 2010 and 2009, respectively.

The appropriations of earnings for 2011 had been resolved in the meeting of the Board of Directors held on February 14, 2012. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2011
Legal capital reserve	$13,420,128
Special capital reserve	1,172,350
Cash dividends to shareholders	77,748,668	$3.00

	$92,341,146

The Board of Directors also resolved to appropriate profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand for 2011, respectively. There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2011.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2011 are to be resolved in the shareholders’ meeting held on June 12, 2012 (expected).

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2011.

Information about outstanding options for the years ended December 31, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2011
Balance, beginning of year	21,437	$31.4
Options exercised	(7,144)	30.5

Balance, end of year	14,293	32.1

Year ended December 31, 2010
Balance, beginning of year	28,810	32.4
Options exercised	(7,372)	33.2
Options canceled	(1)	50.1

Balance, end of year	21,437	32.3

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of December 31, 2011, information about outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)
$20.9-$ 29.3	10,584	1.2	$27.4
38.0- 50.1	3,709	2.9	45.7

	14,293	1.7	32.1

As of December 31, 2011, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2011 and 2010 would have been as follows:

Assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Years Ended December 31
	2011	2010
Net income:
Net income as reported	$134,201,279	$161,605,009
Pro forma net income	134,146,490	161,470,030
Earnings per share (EPS)- after income tax (NT$):
Basic EPS as reported	$5.18	$6.24
Pro forma basic EPS	5.18	6.23
Diluted EPS as reported	5.18	6.23
Pro forma diluted EPS	5.17	6.23

22.	TREASURY STOCK

(Shares in Thousands)

Purpose of Treasury Stock	Number of Shares, Beginning of Year	Addition	Retirement	Number of Shares, End of Year
Year ended December 31, 2011
Shareholders executed the appraisal right	—	1,000	(1,000)	—

In August 2011, pursuant to the Company Law and at the option of the shareholders of the Company, certain shareholders requested the Company to buy back their shares at the current market price, which shares were subsequently retired in November 2011.

23.	EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)
				Before Income Tax	After Income Tax
	Before Income Tax	After Income Tax
Year ended December 31, 2011
Basic EPS
Earnings available to common shareholders	$144,707,844	$134,201,279	25,914,076	$5.58	$5.18

Effect of dilutive potential common shares	—	—	10,606

Diluted EPS

Earnings available to common shareholders (including effect of dilutive potential common shares)	$144,707,844	$134,201,279	25,924,682	$5.58	$5.18

Year ended December 31, 2010
Basic EPS
Earnings available to common shareholders	$169,290,204	$161,605,009	25,905,832	$6.53	$6.24

Effect of dilutive potential common shares	—	—	13,982

Diluted EPS

Earnings available to common shareholders (including effect of dilutive potential common shares)	$169,290,204	$161,605,009	25,919,814	$6.53	$6.23

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the year ended December 31, 2010 to remain at NT$6.24 and NT$6.23, respectively.

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Financial assets at fair value through profit or loss	$14,925	$14,925	$—	$—
Available-for-sale financial assets	2,617,134	2,617,134	4,951,323	4,951,323
Held-to-maturity financial assets	1,403,427	1,426,474	6,202,287	6,278,054
Financial assets carried at cost	497,835	—	497,835	—
Liabilities
Financial liabilities at fair value through profit or loss	—	—	7,834	7,834
Bonds payable (including current portion)	22,500,000	22,597,115	4,500,000	4,538,660
Other long-term payables (including current portion)	—	—	718,637	718,637

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.	Valuation gains (losses) arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as a net gain of NT$14,925 thousand and a net loss of NT$7,834 thousand for the years ended December 31, 2011 and 2010, respectively.

d.	As of December 31, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$1,418,352 thousand and NT$7,235,336 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$48,426,528 thousand and NT$35,416,471 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended December 31, 2011
	From Available- for-sale Financial Assets	Equity- method Investments	Total
Balance, beginning of year	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	(1,077,844)	(165,851)	(1,243,695)
Removed from shareholders’ equity and recognized in earnings	(35,151)	—	(35,151)
Effect of spin-off	(3,298)	—	(3,298)

Balance, end of year	$(1,511,599)	$338,744	$(1,172,855)

	Year Ended December 31, 2010
	From Available- for-sale Financial Assets	Equity- method Investments	Total
Balance, beginning of year	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(441,978)	97,646	(344,332)

Balance, end of year	$(395,306)	$504,595	$109,289

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Subsidiaries

TSMC North America

TSMC China

TSMC Europe

TSMC Japan

TSMC Global

b.	Investees

Xintec (holding a controlling financial interest)

GUC (accounted for using the equity method, as the Company had no controlling interest in GUC since July 2011)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology, Inc. (TSMC Technology)

TSMC Design Technology Canada, Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using the equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2011		2010
	Amount	%	Amount	%
For the year
Sales
TSMC North America	$234,902,043	56	$220,529,792	53
Others	3,882,801	1	3,071,549	1

	$238,784,844	57	$223,601,341	54

	2011		2010
	Amount	%	Amount	%
Purchases
TSMC China	$10,392,189	21	$8,748,101	18
WaferTech	7,305,879	15	7,878,260	16
VIS	5,577,762	12	4,937,617	10
SSMC	3,949,176	8	4,521,046	10
Others	124,673	—	39,099	—

	$27,349,679	56	$26,124,123	54

Manufacturing expenses
Xintec (rent and outsourcing)	$260,250	—	$313,397	—
VisEra (outsourcing)	14,588	—	44,488	—
VIS (rent)	5,902	—	9,845	—

	$280,740	—	$367,730	—

Marketing expenses—commission
TSMC Europe	$357,582	15	$415,765	15
TSMC Japan	284,644	12	266,194	9
TSMC China	64,907	3	59,180	2
Others	22,049	1	19,318	1

	$729,182	31	$760,457	27

Research and development expenses
TSMC Technology (primarily consulting fee)	$534,804	2	$547,838	2
TSMC Canada (primarily consulting fee)	192,616	1	181,943	1
TSMC Europe	45,489	—	33,907	—
VIS (primarily rent)	1,984	—	12,017	—
Others	30,605	—	32,167	—

	$805,498	3	$807,872	3

Sales of property, plant and equipment and other assets
TSMC China	$2,885,847	86	$1,409,862	75
Others	109,141	3	84,336	5

	$2,994,988	89	$1,494,198	80

Purchases of property, plant and equipment and other assets
TSMC China	$70,491	—	$66,337	—
VIS	45,473	—	109,855	—
WaferTech	—	—	9,624	—

Others	1,812	—	—	—

	$117,776	—	$185,816	—

	2011		2010
	Amount	%	Amount	%
Non-operating income and gains
VIS (primarily technical service income)	$227,024	3	$267,370	2
SSMC (primarily technical service income)	193,781	3	198,218	1
TSMC China (primary gains on disposal from property, plant and equipment)	96,050	1	49,738	—
VisEra (primarily rent)	4,054	—	—	—
Others	7,157	—	9,655	—

	$528,066	7	$524,981	3

Non-operating expenses and losses
Xintec (settlement loss)	$19,686	1	$—	—

As of December 31
Receivables
TSMC North America	$24,661,104	99	$25,579,259	99
Others	116,430	1	154,715	1

	$24,777,534	100	$25,733,974	100

Other receivables
VIS	$87,507	46	$70,798	5
SSMC	34,260	18	53,788	4
TSMC North America	23,887	13	3,673	1
TSMC China	23,688	13	1,170,407	90
WaferTech	14,196	8	3,543	—
Others	4,490	2	72	—

	$188,028	100	$1,302,281	100

Payables
VIS	$987,937	33	$428,797	17
TSMC China	946,826	32	895,193	35
WaferTech	420,459	14	568,685	22
SSMC	336,037	11	430,235	17
Others	301,323	10	251,540	9

	$2,992,582	100	$2,574,450	100

Other assets
TSMC China	$1,493	—	$27,327	2

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain machinery and equipment to VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental income was received monthly and the related income was classified under non-operating income and gains.

The Company deferred the disposal losses (classified under other assets) derived from sales of property, plant and equipment to TSMC China, and then recognized such losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

The Company borrowed funds from related parties in July 2011. Additional disclosures consisted of the following:

	Year Ended December 31, 2011
Financing Company	Maximum Balance	Date	Ending Balance	Interest Rate	Interest Expense	Interest Payable
TSMC Global	$24,684,000	July 2011 to December 2011	$—	0.3544%	$22,293	$—

Compensation of directors and management personnel:

	Years Ended December 31
	2011	2010
Salaries, incentives and special compensation	$654,972	$774,181
Bonus	445,681	593,967

	$1,100,653	$1,368,148

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2011 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2011 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2012. The total compensation for the year ended December 31, 2010 included the bonuses appropriated from earnings of 2010 which was approved by the shareholders’ meeting held in 2011.

26. PLEDGED OR MORTGAGED ASSETS

As of December 31, 2011, the Company had no assets set aside as collateral. As of December 31, 2010, the Company had pledged time deposits of NT$25,864 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

27. SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2012 to September 2030 and can be renewed upon expiration.

As of December 31, 2011, future lease payments were as follows:

Year	Amount
2012	$453,868
2013	429,130
2014	414,786
2015	404,465
2016	394,302
2017 and thereafter	3,255,047

$5,351,598

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2011, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2011, the Company had a total of US$13,039 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

29.	SPIN-OFF BUSINESS INFORMATION

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, on August 1, 2011. As of August 1, 2011, the net book values transferred to TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

The book values of transferred assets and liabilities were as follows:

	TSMC SSL	TSMC Solar	Total
Current assets	$431,613	$893,584	$1,325,197
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	—	(56,094)	(56,094)
Unrealized gain (loss) on financial instruments	—	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	$2,270,000	$11,180,000	$13,450,000

30.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2011		2010
	Foreign Currency (In Thousands)	Exchange Rate (Note)	Foreign Currency (In Thousands)	Exchange Rate (Note)
Financial assets
Monetary items
USD	$1,566,212	30.288	$1,732,529	30.368
EUR	124,425	39.27	224,363	40.65
JPY	33,073,336	0.3897	28,580,962	0.3735
Non-monetary items
HKD	671,060	3.90	1,002,116	3.91
Investments accounted for using equity method
USD	2,983,866	30.288	2,997,686	30.368
EUR	5,225	39.27	4,963	40.65
JPY	414,680	0.3897	402,441	0.3735
RMB	2,823,953	4.81	927,986	4.61

Financial liabilities
Monetary items
USD	1,626,129	30.288	1,776,756	30.368
EUR	106,931	39.27	261,956	40.65
JPY	34,942,421	0.3897	30,604,986	0.3735

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

31.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Do not meet the criteria for hedge accounting

1)	TSMC China

TSMC China entered into forward exchange contracts during the year ended December 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2011 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
Sell US$/Buy EUR	January 2012	US$	2,082/EUR1,591
Sell US$/Buy JPY	January 2012	US$	3,335/JPY259,830

For the year ended December 31, 2011, net losses arising from forward exchange contracts of TSMC China amounted to NT$56,819 thousand.

2)	Xintec

Xintec entered into forward exchange contracts during the year ended December 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2011 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
Sell US$/Buy NT$	January 2012 to February 2012	US$	16,900/NT$510,122

For the year ended December 31, 2011, net losses arising from forward exchange contracts of Xintec amounted to NT$21,784 thousand.

3)	TSMC Partners

TSMC Partners entered into forward exchange contracts during the year ended December 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2011 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
Sell RMB/Buy US$	January 2012	RMB1,118,705/US$	177,000

For the year ended December 31, 2011, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$224,638 thousand.

4)	TSMC Solar

TSMC Solar entered into derivative contracts during the year ended December 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2011 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
Sell NT$/Buy US$	January 2012 to February 2012	NT$	130,205/US$4,300

Outstanding cross currency swap contracts as of December 31, 2011 consisted of the following:

Maturity Date	Contract Amount (In Thousands)		Range of Interest Rates Paid	Range of Interest Rates Received
January 2012	NT$	208,398/US$6,800	0.00%	0.48%

For the year ended December 31, 2011, net gains arising from derivative financial instruments of TSMC Solar amounted to NT$3,112 thousand.

5)	TSMC SSL

TSMC SSL entered into derivative contracts during the year ended December 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2011 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
Sell NT$/Buy US$	January 2012 to February 2012	NT$	33,286/US$1,100

Outstanding cross currency swap contracts as of December 31, 2011 consisted of the following:

Maturity Date	Contract Amount (In Thousands)		Range of Interest Rates Paid	Range of Interest Rates Received
January 2012	NT$	212,033/US$7,000	0.00%	0.48%

For the year ended December 31, 2011, net gains arising from derivative financial instruments of TSMC SSL amounted to NT$6,365 thousand.

Meet the criteria for hedge accounting

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of December 31, 2011, the outstanding interest rate swap contract of Xintec consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value December 31, 2011	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge
Long-term bank loans	Interest rate swap contract	$(232)	2011 to 2012	2011 to 2012

For the year ended December 31, 2011, the adjustment for current period to shareholders’ equity amounted to a loss of NT$98 thousand for the above Xintec’s interest rate swap contract. The amount removed from shareholders’ equity and recognized as a loss amounted to NT$680 thousand.

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 25.

32.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

33.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on February 14, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Note 3)
															Item	Value
1	TSMC Partners	TSMC China	Long-term receivables from related parties	$ (US$	7,572,000 250,000)	$ (US$	7,572,000 250,000)	$ (US$	7,572,000 250,000)	0.25%-0.26%	The need for short-term financing	$—	Purchase equipment	$—	—	$—	$34,986,964	$34,986,964
		TSMC Solar	Other receivables from related parties	(US$	1,211,520 40,000)	(US$	1,211,520 40,000)	(US$	454,320 15,000)	0.4017%-0.4651%	The need for short-term financing	—	Operating capital	—	—	—	3,498,696
		TSMC SSL	Other receivables from related parties	(US$	908,640 30,000)	(US$	908,640 30,000)	(US$	348,312 11,500)	0.4545%	The need for short-term financing	—	Operating capital	—	—	—	3,498,696
2	TSMC Global	TSMC	Other receivables from related parties	(US$	25,744,800 850,000)		—		—	0.3544%	The need for short-term financing	—	Support the parent company’s short-term operation requirement	—	—	—	44,071,845	44,071,845

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC.

Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions.

Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and TSMC Global, respectively.

Note 4:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2011				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$1,099,629	N/A	$1,120,808
	China Steel Corporation	—	”	—	303,798	N/A	305,666

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493	2,617,134	7	2,617,134
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	44,071,845	100	44,071,845
	TSMC Partners	Subsidiary	”	988,268	34,986,964	100	34,986,964
	TSMC Solar	Subsidiary	”	1,118,000	10,153,244	100	10,153,244
	VIS	Investee accounted for using equity method	”	628,223	8,988,007	39	6,627,758
	SSMC	Investee accounted for using equity method	”	314	6,289,429	39	6,075,445
	TSMC North America	Subsidiary	”	11,000	2,981,639	100	2,981,639
	TSMC SSL	Subsidiary	”	227,000	1,746,893	100	1,746,893
	Xintec	Investee with a controlling financial interest	”	94,011	1,606,694	40	1,606,694
	GUC	Investee accounted for using equity method	”	46,688	1,157,188	35	4,645,442
	TSMC Europe	Subsidiary	”	—	205,171	100	205,171
	TSMC Japan	Subsidiary	”	6	161,601	100	161,601
	TSMC Korea	Subsidiary	”	80	23,448	100	23,448
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	350,060
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	351,996
	W.K. Technology Fund IV	—	”	4,000	40,000	2	41,372

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	13,542,181	100	13,583,214
	VTAF III	Subsidiary	”	—	1,311,044	53	1,290,093
	VTAF II	Subsidiary	”	—	762,135	98	756,125
	Emerging Alliance	Subsidiary	”	—	213,235	99	213,235

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	5,612,344	20	3,849,382
	TSMC Solar Europe	Subsidiary	”	—	204,163	100	204,163
	TSMC Solar NA	Subsidiary	”	1	52,187	100	52,187

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—	1,681,719	46	1,681,719

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1	2,994	100	2,994

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,012	N/A	US$	20,100
	General Elec Cap Corp. Mtn	—	”	—	US$	20,059	N/A	US$	20,740

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	460,034	100	US$	460,034
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	94,208	49	US$	94,208
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	11,112	97	US$	11,112
	TSMC Technology	Subsidiary	”	1	US$	10,615	100	US$	10,615
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	9,994	97	US$	9,994
	TSMC Canada	Subsidiary	”	2,300	US$	4,059	100	US$	4,059
	Mcube Inc.	Investee accounted for using equity method	”	5,333		—	80		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	5		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	8	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	276	US$	2,283	—	US$	2,283

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,090	N/A	US$	20,770
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,087

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	220,119	100	US$	220,119

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065
	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	8	US$	500	—	US$	500
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	3	US$	4,316
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
	Impinj, Inc.	—	Financial assets carried at cost	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	132	US$	1,110	2	US$	1,110
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,330	US$	3,482	21	US$	3,482
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	1,204	57	US$	1,204
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	InvenSense, Inc.	—	Available-for-sale financial assets	796	US$	7,932	1	US$	7,932
	BridgeLux, Inc.	—	Financial assets carried at cost	6,771	US$	8,745	3	US$	8,745
	Exclara, Inc.	—	”	59,695	US$	1,812	15	US$	1,812
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	3,916	US$	4,779	4	US$	4,779
	Powervation, Ltd.	—	”	449	US$	7,030	16	US$	7,030
	Stion Corp.	—	”	8,152	US$	55,473	20	US$	55,473
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	510	100	US$	510
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	Veebeam	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	2,161	US$	6,289	3	US$	6,289
	Memsic, Inc.	—	”	1,286	US$	3,407	5	US$	3,407

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,841	5	US$	2,841
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	455	3	US$	455

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	5,103	100	EUR	5,103

(Continued)

Held Company Name				December 31, 2011						Note
	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
TSMC Global	Corporate bond
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,751
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,905
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,991
	Deutsche Bank AG London	—	”	20,000	US$	19,884	N/A	US$	20,033
	JP Morgan Chase + Co.	—	”	35,000	US$	35,039	N/A	US$	35,070
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	8,008
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,825
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	5,007

	Government bond
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	14,991

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	83	US$	83	N/A	US$	83

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC	Stock
	TSMC Solar	Investments accounted for using equity method	—	Subsidiary	—		$—	1,118,000		$11,180,000	—		$—		$—		$—	1,118,000		$10,153,244
	TSMC SSL	”	—	Subsidiary	—		—	227,000		2,270,000	—		—		—		—	227,000		1,746,893

	Capital
	TSMC China	Investments accounted for using equity method	—	Subsidiary	—		4,252,270	—		6,759,300	—		—		—		—	—		13,542,181
	VTAF III	”	—	Subsidiary	—		2,769,423	—		135,297	—		—		—		—	—		1,311,044

TSMC Solar	Stock
	TSMC Solar Europe	Investments accounted for using equity method	—	Subsidiary	—		23,971	—		385,682	—		—		—		—	—		204,163

	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		—	—		168,548	—		—		—		—	—		1,681,719

TSMC Solar	Stock
Europe	TSMC Solar Europe GmbH	Investments accounted for using equity method	—	Subsidiary	1		EUR 90	—		EUR 9,800	—		EUR —		EUR —		EUR —	1		EUR 5,103

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	4,430	US$	4,824	—	US$	—	4,430	US$	4,787	US$	4,834	US$	(47)	—	US$	—
	American Honda Fin Corp. Mtn	”	—	—	4,000	US$	3,995	—		—	4,000	US$	4,005	US$	3,985	US$	20	—		—
	Anz National Intl Ltd.	”	—	—	3,500	US$	3,554	—		—	3,500	US$	3,555	US$	3,515	US$	40	—		—
	Archer Daniels Midland Co.	”	—	—	—		—	7,000	US$	7,000	7,000	US$	7,010	US$	7,000	US$	10	—		—
	Astrazeneca Plc	”	—	—	3,150	US$	3,397	—		—	3,150	US$	3,356	US$	3,456	US$	(100)	—		—
	AT+T Wireless	”	—	—	3,500	US$	3,823	—		—	3,500	US$	3,762	US$	3,979	US$	(217)	—		—
	Banco Bilbao Vizcaya P R	”	—	—	3,250	US$	3,249	—		—	3,250	US$	3,251	US$	3,250	US$	1	—		—
	Bank of Nova Scotia	”	—	—	5,000	US$	5,000	—		—	5,000	US$	5,012	US$	5,000	US$	12	—		—
	Barclays Bank Plc	”	—	—	12,000	US$	11,997	—		—	12,000	US$	12,022	US$	12,035	US$	(13)	—		—
	Barclays Bk Plc UK Govt Cr	”	—	—	—		—	5,000	US$	5,108	5,000	US$	5,099	US$	5,108	US$	(9)	—		—
	Bb+T Corporation	”	—	—	—		—	3,840	US$	3,990	3,840	US$	3,977	US$	3,990	US$	(13)	—		—
	Bear Stearns Cos Inc.	”	—	—	3,500	US$	3,494	—		—	3,500	US$	3,465	US$	3,360	US$	105	—		—
	Berkshire Hathaway Inc. Del	”	—	—	3,500	US$	3,517	—		—	3,500	US$	3,521	US$	3,500	US$	21	—		—
	Bhp Billiton Fin USA Ltd.	”	—	—	—		—	4,000	US$	4,443	4,000	US$	4,447	US$	4,443	US$	4	—		—
	Bnp Paribas SA	”	—	—	3,810	US$	3,844	—		—	3,810	US$	3,838	US$	3,844	US$	(6)	—		—
	Boeing Cap Corp.	”	—	—	2,925	US$	3,192	—		—	2,925	US$	3,180	US$	3,235	US$	(55)	—		—
	Bp Capital Markets Plc	”	—	—	3,900	US$	3,988	—		—	3,900	US$	3,992	US$	3,969	US$	23	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
	Bp Capital Markets Plc	Available-for-sale financial assets	—	—	—	US$	—	7,160	US$	7,160	7,160	US$	7,201	US$	7,160	US$	41	—	US$	—
	Chevron Corp.	”	—	—	—		—	4,000	US$	4,305	4,000	US$	4,286	US$	4,305	US$	(19)	—		—
	Cie Financement Foncier	”	—	—	4,000	US$	4,019	—		—	4,000	US$	4,034	US$	4,029	US$	5	—		—
	Cisco Systems Inc.	”	—	—	—		—	7,050	US$	7,050	7,050	US$	7,073	US$	7,050	US$	23	—		—
	Citigroup Funding Inc.	”	—	—	16,000	US$	16,323	—		—	16,000	US$	16,337	US$	16,262	US$	75	—		—
	Citigroup Funding Inc.	”	—	—	7,300	US$	7,446	—		—	7,300	US$	7,440	US$	7,448	US$	(8)	—		—
	Citigroup Inc.	”	—	—	5,000	US$	5,490	—		—	5,000	US$	5,478	US$	5,360	US$	118	—		—
	Coca Cola Co.	”	—	—	4,000	US$	4,002	—		—	4,000	US$	4,003	US$	4,000	US$	3	—		—
	Countrywide Finl Corp.	”	—	—	4,000	US$	4,208	—		—	4,000	US$	4,221	US$	4,291	US$	(70)	—		—
	Credit Suisse New York	”	—	—	3,945	US$	4,090	—		—	3,945	US$	4,069	US$	4,073	US$	(4)	—		—
	Credit Suisse New York	”	—	—	—		—	3,200	US$	3,200	3,200	US$	3,238	US$	3,200	US$	38	—		—
	Dexia Credit Local	”	—	—	6,000	US$	5,976	—		—	6,000	US$	5,983	US$	6,000	US$	(17)	—		—
	Dexia Credit Local	”	—	—	4,000	US$	3,984	—		—	4,000	US$	3,927	US$	4,000	US$	(73)	—		—
	Dexia Credit Local S.A	”	—	—	4,000	US$	3,992	—		—	4,000	US$	3,976	US$	4,000	US$	(24)	—		—
	Dexia Credit Local SA NY	”	—	—	5,000	US$	4,983	—		—	5,000	US$	4,952	US$	5,000	US$	(48)	—		—
	Finance for Danish Ind	”	—	—	3,800	US$	3,799	—		—	3,800	US$	3,808	US$	3,801	US$	7	—		—
	General Elec Cap Corp.	”	—	—	7,000	US$	7,002	—		—	7,000	US$	7,005	US$	7,002	US$	3	—		—
	General Elec Cap Corp.	”	—	—	4,000	US$	4,110	—		—	4,000	US$	4,095	US$	4,117	US$	(22)	—		—
	General Elec Cap Corp.	”	—	—	—		—	5,000	US$	5,000	5,000	US$	5,037	US$	5,000	US$	37	—		—
	Georgia Pwr Co.	”	—	—	4,000	US$	4,006	—		—	4,000	US$	4,002	US$	4,024	US$	(22)	—		—
	Gmac LLC	”	—	—	4,600	US$	4,731	—		—	4,600	US$	4,715	US$	4,726	US$	(11)	—		—
	Goldman Sachs Group Inc.	”	—	—	—		—	3,400	US$	3,400	3,400	US$	3,425	US$	3,400	US$	25	—		—
	Hewlett Packard Co.	”	—	—	3,000	US$	3,003	—		—	3,000	US$	3,004	US$	2,995	US$	9	—		—
	Household Fin Corp.	”	—	—	4,330	US$	4,694	—		—	4,330	US$	4,662	US$	4,781	US$	(119)	—		—
	HSBC Bank Plc	”	—	—	3,400	US$	3,405	—		—	3,400	US$	3,407	US$	3,407		—	—		—
	HSBC Fin Corp.	”	—	—	2,900	US$	3,074	—		—	2,900	US$	3,074	US$	3,142	US$	(68)	—		—
	IBM Corp.	”	—	—	6,800	US$	6,775	—		—	6,800	US$	6,781	US$	6,772	US$	9	—		—
	Inc Bk Nv Neth St Cr Gtee	”	—	—	—		—	8,500	US$	8,668	8,500	US$	8,655	US$	8,668	US$	(13)	—		—
	John Deer Capital Corp. Fdic GT	”	—	—	3,500	US$	3,616	—		—	3,500	US$	3,601	US$	3,634	US$	(33)	—		—
	JP Morgan Chase + Co.	”	—	—	5,000	US$	5,021	—		—	5,000	US$	5,032	US$	5,000	US$	32	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	5,950	US$	6,009	—		—	5,950	US$	6,007	US$	6,077	US$	(70)	—		—
	Macquarie Bk Ltd. Sr	”	—	—	3,900	US$	3,975	9,300	US$	9,472	13,200	US$	13,423	US$	13,455	US$	(32)	—		—
	Massmutual Global Fdg II Mediu	”	—	—	4,000	US$	3,955	—		—	4,000	US$	3,991	US$	3,926	US$	65	—		—
	Mellon Fdg Corp.	”	—	—	3,500	US$	3,475	—		—	3,500	US$	3,479	US$	3,404	US$	75	—		—
	Merck + Co. Inc.	”	—	—	4,000	US$	4,032	—		—	4,000	US$	4,013	US$	4,066	US$	(53)	—		—
	Merrill Lynch + Co. Inc.	”	—	—	4,691	US$	4,647	—		—	4,691	US$	4,669	US$	4,603	US$	66	—		—
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,000	US$	4,335	4,000	US$	4,319	US$	4,335	US$	(16)	—		—
	Met Life Glob Funding I	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,004	US$	3,000	US$	4	—		—
	Metlife Inc.	”	—	—	6,500	US$	6,600	—		—	6,500	US$	6,584	US$	6,527	US$	57	—		—
	Microsoft Corp.	”	—	—	3,250	US$	3,232	—		—	3,250	US$	3,224	US$	3,249	US$	(25)	—		—
	Morgan Stanley	”	—	—	—		—	9,000	US$	9,000	9,000	US$	9,140	US$	9,000	US$	140	—		—
	Morgan Stanley Dean Witter	”	—	—	8,000	US$	8,524	—		—	8,000	US$	8,513	US$	8,797	US$	(284)	—		—
	National Australia Bank	”	—	—	—		—	3,000	US$	3,035	3,000	US$	3,040	US$	3,034	US$	6	—		—
	Pepsiamericas Inc.	”	—	—	—		—	4,000	US$	4,329	4,000	US$	4,308	US$	4,329	US$	(21)	—		—
	Philip Morris Intl Inc.	”	—	—	—		—	4,000	US$	4,640	4,000	US$	4,591	US$	4,640	US$	(49)	—		—
	Princoa Global Fdg I Medium	”	—	—	5,050	US$	5,011	—		—	5,050	US$	5,042	US$	4,921	US$	121	—		—
	Rabobank Nederland	”	—	—	5,000	US$	5,000	—		—	5,000	US$	5,000	US$	4,997	US$	3	—		—
	Royal Bk of Scotland Plc	”	—	—	5,000	US$	5,052	—		—	5,000	US$	5,045	US$	5,106	US$	(61)	—		—
	Royal Bk Scotlnd Grp Plc 144A	”	—	—	9,450	US$	9,516	—		—	9,450	US$	9,517	US$	9,596	US$	(79)	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
	Sanofi Aventis	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	4,000	US$	4,003	US$	4,000	US$	3	—	US$	—
	Sanofi Aventis	”	—	—	—		—	3,870	US$	3,870	3,870	US$	3,884	US$	3,870	US$	14	—		—
	Shell International Fin	”	—	—	4,515	US$	4,536	—		—	4,515	US$	4,533	US$	4,527	US$	6	—		—
	Shell International Fin	”	—	—	3,200	US$	3,248	—		—	3,200	US$	3,256	US$	3,227	US$	29	—		—
	Standard Chartered BK NY	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	—		—
	State Str Corp.	”	—	—	6,420	US$	6,417	—		—	6,420	US$	6,423	US$	6,382	US$	41	—		—
	Sun Life Finl Global	”	—	—	4,400	US$	4,332	—		—	4,400	US$	4,351	US$	4,304	US$	47	—		—
	Suncorp Metway Ltd.	”	—	—	8,800	US$	8,982	—		—	8,800	US$	8,937	US$	9,125	US$	(188)	—		—
	Swedbank Hypotek AB	”	—	—	4,000	US$	3,993	—		—	4,000	US$	3,998	US$	4,002	US$	(4)	—		—
	Swedbank Hypotek AB	”	—	—	—		—	4,100	US$	4,100	4,100	US$	4,086	US$	4,100	US$	(14)	—		—
	Teva Pharm Fin III	”	—	—	—		—	4,000	US$	4,000	4,000	US$	4,019	US$	4,000	US$	19	—		—
	Teva Pharma Fin III LLC	”	—	—	4,000	US$	4,016	—		—	4,000	US$	4,011	US$	4,000	US$	11	—		—
	Total Capital Canada Ltd.	”	—	—	—		—	4,000	US$	4,000	4,000	US$	4,013	US$	4,000	US$	13	—		—
	United Technologies Corp.	”	—	—	—		—	4,000	US$	4,265	4,000	US$	4,244	US$	4,266	US$	(22)	—		—
	US Central Federal Cred	”	—	—	4,000	US$	4,084	4,500	US$	4,599	8,500	US$	8,664	US$	8,692	US$	(28)	—		—
	Verizon Communications	”	—	—	—		—	7,725	US$	7,725	7,725	US$	7,785	US$	7,725	US$	60	—		—
	Virginia Elec + Pwr Co.	”	—	—	—		—	3,250	US$	3,489	3,250	US$	3,461	US$	3,489	US$	(28)	—		—
	Volkswagen Intl Fin NV	”	—	—	—		—	4,000	US$	4,000	4,000	US$	4,010	US$	4,000	US$	10	—		—
	Wachovia Corp. Global Medium	”	—	—	5,000	US$	5,141	—		—	5,000	US$	5,142	US$	5,138	US$	4	—		—
	Wal Mart Stores Inc.	”	—	—	4,000	US$	3,964	—		—	4,000	US$	3,968	US$	3,986	US$	(18)	—		—
	Wal Mart Stores Inc.	”	—	—	3,770	US$	4,325	—		—	3,770	US$	4,261	US$	4,383	US$	(122)	—		—
	Westpac Banking Corp.	”	—	—	3,500	US$	3,514	—		—	3,500	US$	3,511	US$	3,500	US$	11	—		—
	Westpac Banking Corp.	”	—	—	4,000	US$	4,005	—		—	4,000	US$	4,022	US$	4,044	US$	(22)	—		—
	Wyeth	”	—	—	3,345	US$	3,657	638	US$	697	3,983	US$	4,325	US$	4,397	US$	(72)	—		—
	Deutsche Bank AG London	Held-to-maturity financial assets	—	—	—		—	20,000	US$	19,884	—		—		—		—	20,000	US$	19,884
	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	41,700	US$	42,042	—		—	41,700	US$	42,042	US$	41,729	US$	313	—		—
	US Treasury N/B	”	—	—	11,100	US$	10,976	—		—	11,100	US$	10,941	US$	11,084	US$	(143)	—		—
	US Treasury N/B	”	—	—	7,000	US$	7,079	—		—	7,000	US$	7,077	US$	7,078	US$	(1)	—		—
	US Treasury N/B	”	—	—	5,250	US$	5,212	30,175	US$	29,906	35,425	US$	35,154	US$	35,101	US$	53	—		—
	US Treasury N/B	”	—	—	—		—	19,900	US$	19,872	19,900	US$	19,888	US$	19,872	US$	16	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,084	10,000	US$	10,073	US$	10,084	US$	(11)	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,042	10,000	US$	10,046	US$	10,042	US$	4	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,024	10,000	US$	10,035	US$	10,024	US$	11	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	9,988	10,000	US$	9,990	US$	9,988	US$	2	—		—
	US Treasury N/B	”	—	—	—		—	3,300	US$	3,301	3,300	US$	3,298	US$	3,301	US$	(3)	—		—
	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	16,104	US$	16,102	—		—	16,104	US$	16,116	US$	16,098	US$	18	—		—
	Fannie Mae	”	—	—	11,100	US$	11,096	—		—	11,100	US$	11,109	US$	11,096	US$	13	—		—
	Fannie Mae	”	—	—	8,765	US$	8,763	11,500	US$	11,503	20,265	US$	20,280	US$	20,262	US$	18	—		—
	Fannie Mae	”	—	—	4,600	US$	4,589	—		—	4,600	US$	4,606	US$	4,598	US$	8	—		—
	Fannie Mae	”	—	—	3,900	US$	3,861	—		—	3,900	US$	3,851	US$	3,899	US$	(48)	—		—
	Fannie Mae	”	—	—	3,000	US$	2,994	—		—	3,000	US$	3,000	US$	3,009	US$	(9)	—		—
	Fannie Mae	”	—	—	—		—	20,300	US$	20,269	20,300	US$	20,301	US$	20,269	US$	32	—		—
	Fannie Mae	”	—	—	—		—	11,045	US$	12,104	11,045	US$	12,044	US$	12,104	US$	(60)	—		—
	Fannie Mae	”	—	—	—		—	7,500	US$	7,500	7,500	US$	7,508	US$	7,500	US$	8	—		—
	Fannie Mae	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,008	US$	3,000	US$	8	—		—
	Federal Farm Credit Bank	”	—	—	4,000	US$	3,994	—		—	4,000	US$	4,002	US$	3,995	US$	7	—		—
(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
	Federal Farm Credit Bank	Available-for-sale financial assets	—	—	4,000	US$	3,984	—	US$	—	4,000	US$	3,986	US$	3,998	US$	(12)	—	US$	—
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	4,002	4,000	US$	4,003	US$	4,002	US$	1	—		—
	Federal Home Loan Bank	”	—	—	5,000	US$	5,007	—		—	5,000	US$	5,007	US$	5,009	US$	(2)	—		—
	Federal Home Loan Bank	”	—	—	6,800	US$	6,817	—		—	6,800	US$	6,817	US$	6,811	US$	6	—		—
	Federal Home Loan Bank	”	—	—	8,000	US$	8,040	—		—	8,000	US$	8,033	US$	7,990	US$	43	—		—
	Federal Home Loan Bank	”	—	—	10,000	US$	9,998	—		—	10,000	US$	10,001	US$	9,985	US$	16	—		—
	Federal Home Loan Bank	”	—	—	8,400	US$	8,397	—		—	8,400	US$	8,400	US$	8,399	US$	1	—		—
	Federal Home Ln Bks	”	—	—	5,000	US$	5,046	—		—	5,000	US$	5,043	US$	5,098	US$	(55)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,732	US$	3,727	—		—	3,340	US$	3,340	US$	3,341	US$	(1)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,324	US$	3,453	—		—	3,161	US$	3,288	US$	3,360	US$	(72)	—		—
	Federal Home Loan Mtg Corp.	”	—	—	5,183	US$	5,168	—		—	4,634	US$	4,634	US$	4,632	US$	2	—		—
	Fhr 2953 Da	”	—	—	3,284	US$	3,466	—		—	2,846	US$	3,028	US$	2,993	US$	35	—		—
	Fhr 3184 Fa	”	—	—	4,096	US$	4,084	—		—	3,810	US$	3,807	US$	3,806	US$	1	—		—
	Fnma Tba Jan 15 Single Fam	”	—	—	—		—	3,000	US$	3,147	3,000	US$	3,142	US$	3,147	US$	(5)	—		—
	Fnma Tba Feb 15 Single Fam	”	—	—	—		—	3,000	US$	3,138	3,000	US$	3,117	US$	3,138	US$	(21)	—		—
	Fnma Tba Mar 15 Single Fam	”	—	—	—		—	3,000	US$	3,110	3,000	US$	3,140	US$	3,110	US$	30	—		—
	Fnma Tba Apr 15 Single Fam	”	—	—	—		—	3,000	US$	3,131	3,000	US$	3,164	US$	3,131	US$	33	—		—
	Fnr 2006 60 CO	”	—	—	3,485	US$	3,483	—		—	3,274	US$	3,274	US$	3,272	US$	2	—		—
	Fnr 2009 116 A	”	—	—	4,271	US$	4,640	—		—	3,841	US$	4,137	US$	4,122	US$	15	—		—
	Freddie Mac	”	—	—	5,750	US$	5,764	—		—	5,750	US$	5,761	US$	5,771	US$	(10)	—		—
	Freddie Mac	”	—	—	4,300	US$	4,316	—		—	4,300	US$	4,312	US$	4,308	US$	4	—		—
	Freddie Mac	”	—	—	10,420	US$	10,411	—		—	10,420	US$	10,414	US$	10,412	US$	2	—		—
	Freddie Mac	”	—	—	—		—	19,000	US$	18,981	19,000	US$	18,986	US$	18,981	US$	5	—		—
	Freddie Mac	”	—	—	—		—	3,550	US$	3,549	3,550	US$	3,553	US$	3,549	US$	4	—		—
	Freddie Mac	”	—	—	—		—	14,200	US$	14,196	14,200	US$	14,204	US$	14,196	US$	8	—		—
	Gnr 2009 45 AB	”	—	—	4,417	US$	4,496	—		—	3,082	US$	3,129	US$	3,215	US$	(86)	—		—
	Government Natl Mtg Assn	”	—	—	3,050	US$	3,285	—		—	3,050	US$	3,202	US$	3,278	US$	(76)	—		—
	Ngn 2010 R2 1A	”	—	—	3,732	US$	3,731	—		—	3,490	US$	3,492	US$	3,490	US$	2	—		—
	Ngn 2011 R4 1A	”	—	—	—		—	4,000	US$	4,000	3,914	US$	3,914	US$	3,914		—	—		—

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	12,387	US$	12,387	764,155	US$	764,155	776,459	US$	776,459	US$	776,459		—	83	US$	83

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.
Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees, other adjustments to long-term investment using equity method and amounts transferred from spin-off.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	January 5, 2011 to November 10, 2011	$1,018,438	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 7, 2011 to December 27, 2011	152,099	By the construction progress	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 26, 2011 to December 27, 2011	222,928	By the construction progress	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 26, 2011 to December 27, 2011	173,899	By the construction progress	I Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to December 27, 2011	2,425,769	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to December 27, 2011	2,036,095	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to July 24, 2011	480,672	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to December 28, 2011	219,004	By the construction progress	Edg Corporation Ltd.		N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 24, 2011 to December 27, 2011	229,992	By the construction progress	Yankey Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
Xintec	Fab	February 17, 2011	1,050,000	Based on the agreement	Vertex Precision Electronics Inc.	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total
TSMC	TSMC North America	Subsidiary	Sales	$234,902,043	56	Net 30 days after invoice date	—	—	$24,661,104	55
	GUC	Investee accounted for using equity method	Sales	3,388,912	1	Net 30 days after monthly closing	—	—	116,218	—
	VIS	Investee accounted for using equity method	Sales	302,844	—	Net 30 days after monthly closing	—	—	—	—
	TSMC Solar Europe GmbH	Indirect subsidiary	Sales	148,898	—	Net 60 days after invoice date	—	—	—	—
	TSMC China	Subsidiary	Purchases	10,392,189	21	Net 30 days after monthly closing	—	—	(946,826)	8
	WaferTech	Indirect subsidiary	Purchases	7,305,879	15	Net 30 days after monthly closing	—	—	(420,459)	3
	VIS	Investee accounted for using equity method	Purchases	5,577,762	12	Net 30 days after monthly closing	—	—	(987,937)	8
	SSMC	Investee accounted for using equity method	Purchases	3,949,176	8	Net 30 days after monthly closing	—	—	(336,037)	3
	Motech	Indirect investee accounted for using the equity method	Purchases	124,673	—	Net 30 days after monthly closing	—	—	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,829,969	47	Net 30 days after monthly closing	—	—	241,333	51
	TSMC	Parent company	Sales	267,841	7	Net 30 days after monthly closing	—	—	17,326	4

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC North America	Subsidiary	$24,684,991	39	$9,115,109	—	$14,946,365	$—
	GUC	Investee accounted for using equity method	116,218	15	—	—	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	241,333	36	—	—	—	—

Note 1: The calculation of turnover days excludes other receivables from related parties.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2011			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2011 (Foreign Currencies in Thousands)	December 31, 2010 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$44,071,845	$431,368	$431,368	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	34,986,964	1,745,799	1,745,799	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	12,180,367	—	100	13,542,181	2,113,521	2,098,233	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	—	1,118,000	100	10,153,244	(982,868)	(982,868)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	39	8,988,007	882,183	(10,337)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,289,429	3,370,241	1,143,147	Investee accounted for using equity method
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,981,639	197,493	197,493	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	2,270,000	—	227,000	100	1,746,893	(523,002)	(523,002)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,606,694	166,603	54,449	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,074,155 (Note 4)	3,565,441 (Note 4)	—	53	1,311,044	(280,045)	(273,038)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,157,188	527,406	183,843	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	949,267	1,166,470	—	98	762,135	32,275	31,629	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	892,855	971,785	—	99	213,235	(11,185)	(11,129)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	205,171	34,937	34,937	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	161,601	4,523	4,523	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	23,448	3,263	3,263	Subsidiary (Note 3)
TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661 (Note 4)	6,228,661 (Note 4)	87,480	20	5,612,344	(2,193,504)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,795,131 (Note 4)	3,565,441 (Note 4)	—	46	1,681,719	(280,045)	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032 (Note 4)	25,350 (Note 4)	—	100	204,163	(196,659)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686 (Note 4)	60,962 (Note 4)	1	100	52,187	(63,192)	Note 2	Subsidiary
TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133 (Note 4)	3,133 (Note 4)	1	100	2,994	(34)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2011				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	460,034	US$	56,777		Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	94,208	US$	29,054		Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	4,088	787	97	US$	11,112	US$	3,656		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,615	US$	737		Note 2	Subsidiary (Note 3)
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	16,532	14,153	97	US$	9,994	US$	(642)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,059	US$	435		Note 2	Subsidiary (Note 3)
	Mcube Inc. (common stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	80		—	US$	(13,586)		Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (preferred stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	5		—	US$	(13,586)		Note 2	Investee accounted for using equity method (Note 3)
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	220,119	US$	54,908		Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,937	US$	3,937	11,868	57	US$	1,204	US$	(1,458)		Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,700	—	100	US$	510	US$	(466)		Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary (Note 3)
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary (Note 3)
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		EUR 9,900		EUR 100	1	100		EUR 5,103		EUR	(4,787)	Note 2	Subsidiary

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.

Note 4:	In August 2011, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION OF INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2011 (US$ in Thousand)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2011 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of December 31, 2011 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of December 31, 2011
							Outflow (US$ in Thousands)		Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		$18,939,667 (RMB 4,502,080)	(Note1)	$ (US$	12,180,367 371,000)	$ (US$	6,759,300 225,000)	$—	$ (US$	18,939,667 596,000)	100%	$2,098,233 (Note 3)		$13,542,181	$—
Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	953,709 31,488)	(Note2)		—	(US$	147,485 5,000)	—	(US$	147,485 5,000)	8%	(Note 4)	(US$	151,440 5,000)	—

Accumulated Investment in Mainland China as of December 31, 2011 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)		Upper Limit on Investment (US$ in Thousand)
$ 19,087,152 (US$ 601,000)	$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.
Note 3:	Amount was recognized based on the audited financial statements.
Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

Taiwan Semiconductor Manufacturing

Company Limited and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2011 and 2010 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2011, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

/S/ MORRIS CHANG
MORRIS CHANG
Chairman

February 14, 2012

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2011 and 2010, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

February 14, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value)

	2011		2010
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$143,472,277	19	$147,886,955	20
Financial assets at fair value through profit or loss (Notes 2, 5 and 26)	15,360	—	6,886	—
Available-for-sale financial assets (Notes 2, 6 and 26)	3,308,770	—	28,883,728	4
Held-to-maturity financial assets (Notes 2, 7 and 26)	3,825,680	1	4,796,589	1
Receivables from related parties (Notes 3 and 27)	185,764	—	2,722	—
Notes and accounts receivable (Note 3)	46,321,240	6	51,029,885	7
Allowance for doubtful receivables (Notes 2, 3 and 8)	(490,952)	—	(504,029)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,068,263)	(1)	(7,546,264)	(1)
Other receivables from related parties (Notes 3 and 27)	122,292	—	124,586	—
Other financial assets (Note 28)	617,142	—	1,021,552	—
Inventories (Notes 2 and 9)	24,840,582	3	28,405,984	4
Deferred income tax assets (Notes 2 and 20)	5,936,490	1	5,373,076	1
Prepaid expenses and other current assets	2,174,014	—	2,037,647	—

Total current assets	225,260,396	29	261,519,317	36

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 26)
Investments accounted for using equity method	24,900,332	3	25,815,385	4
Available-for-sale financial assets	—	—	1,033,049	—
Held-to-maturity financial assets	5,243,167	1	8,502,887	1
Financial assets carried at cost	4,315,005	1	4,424,207	1

Total long-term investments	34,458,504	5	39,775,528	6

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 27 and 28)
Cost
Land and land improvements	1,541,128	—	891,197	—
Buildings	172,872,550	22	145,966,024	20
Machinery and equipment	1,057,588,736	137	913,155,252	127
Office equipment	16,969,266	2	14,856,582	2
Leased assets	791,480	—	701,552	—

	1,249,763,160	161	1,075,570,607	149
Accumulated depreciation	(876,252,220)	(113)	(773,278,157)	(107)
Advance payments and construction in progress	116,863,976	15	86,151,573	12

Net property, plant and equipment	490,374,916	63	388,444,023	54

INTANGIBLE ASSETS
Goodwill (Note 2)	5,693,999	1	5,704,897	1
Deferred charges, net (Notes 2 and 14)	5,167,564	—	6,027,085	1

Total intangible assets	10,861,563	1	11,731,982	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 20)	7,436,717	1	7,362,784	1
Refundable deposits	4,518,863	1	8,677,970	1
Others (Notes 2 and 28)	1,353,983	—	1,417,300	—

Total other assets	13,309,563	2	17,458,054	2

TOTAL	$774,264,942	100	$718,928,904	100

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 15)	$25,926,528	3	$31,213,944	4
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 26)	13,742	—	19,002	—
Hedging derivative financial liabilities (Notes 2, 11 and 26)	232	—	814	—
Accounts payable	10,530,487	1	12,104,173	2
Payables to related parties (Note 27)	1,328,521	—	867,085	—
Income tax payable (Notes 2 and 20)	10,656,124	1	7,184,697	1
Salary and bonus payable	6,148,499	1	6,424,064	1
Accrued profit sharing to employees and bonus to directors and supervisors
(Notes 2 and 22)	9,081,293	1	11,096,147	2
Payables to contractors and equipment suppliers	35,540,526	5	43,259,857	6
Accrued expenses and other current liabilities (Notes 18, 26 and 30)	13,218,235	2	10,779,923	1
Current portion of bonds payable and long-term bank loans (Notes 16, 17, 26 and 28)	4,562,500	1	241,407	—

Total current liabilities	117,006,687	15	123,191,113	17

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 26)	18,000,000	3	4,500,000	1
Long-term bank loans (Notes 17, 26 and 28)	1,587,500	—	301,561	—
Other long-term payables (Notes 18, 26 and 30)	—	—	6,554,208	1
Obligations under capital leases (Notes 2, 13 and 26)	870,993	—	694,986	—

Total long-term liabilities	20,458,493	3	12,050,755	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,908,508	—	3,812,351	1
Guarantee deposits (Note 30)	443,983	—	789,098	—
Deferred credits	26,533	—	126,539	—
Others	377,187	—	254,643	—

Total other liabilities	4,756,211	—	4,982,631	1

Total liabilities	142,221,391	18	140,224,499	20

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,916,222 thousand shares in 2011
25,910,078 thousand shares in 2010	259,162,226	33	259,100,787	36

Capital surplus (Notes 2 and 22)	55,846,357	7	55,698,434	8

Retained earnings (Note 22)
Appropriated as legal capital reserve	102,399,995	13	86,239,494	12
Appropriated as special capital reserve	6,433,874	1	1,313,047	—
Unappropriated earnings	213,357,286	28	178,227,030	24

	322,191,155	42	265,779,571	36

Others (Notes 2, 11, 24 and 26)
Cumulative translation adjustments	(6,433,369)	(1)	(6,543,163)	(1)
Unrealized gain (loss) on financial instruments	(1,172,855)	—	109,289	—

	(7,606,224)	(1)	(6,433,874)	(1)

Equity attributable to shareholders of the parent	629,593,514	81	574,144,918	79
MINORITY INTERESTS (Note 2)	2,450,037	1	4,559,487	1

Total shareholders’ equity	632,043,551	82	578,704,405	80

TOTAL	$774,264,942	100	$718,928,904	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 27)	$430,490,500		$431,630,858
SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,409,855		12,092,947

NET SALES	427,080,645	100	419,537,911	100
COST OF SALES (Notes 9, 21 and 27)	232,937,388	55	212,484,320	51

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	194,143,257	45	207,053,591	49

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	(74,029)	—	—	—

GROSS PROFIT	194,069,228	45	207,053,591	49

OPERATING EXPENSES (Notes 21 and 27)
Research and development	33,829,880	8	29,706,662	7
General and administrative	14,164,114	3	12,803,997	3
Marketing	4,517,816	1	5,367,597	1

Total operating expenses	52,511,810	12	47,878,256	11

INCOME FROM OPERATIONS	141,557,418	33	159,175,335	38

NON-OPERATING INCOME AND GAINS
Interest income	1,479,514	1	1,665,193	—
Settlement income (Note 30)	947,340	—	6,939,764	2
Equity in earnings of equity method investees, net (Notes 2 and 10)	897,611	—	2,298,159	1
Valuation gain on financial instruments, net (Notes 2, 5 and 26)	507,432	—	320,730	—
Technical service income (Notes 27 and 30)	407,089	—	450,503	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 26)	233,214	—	736,843	—
Others (Notes 2 and 27)	886,327	—	724,880	—

Total non-operating income and gains	5,358,527	1	13,136,072	3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Interest expense	$626,725	—	$425,356	—
Impairment of financial assets (Notes 2, 12 and 26)	265,515	—	159,798	—
Loss on disposal of property, plant and equipment (Note 2)	200,673	—	849,254	—
Foreign exchange loss, net (Note 2)	185,555	—	99,130	—
Impairment loss on idle assets (Note 2)	98,009	—	319	—
Casualty loss (Note 9)	—	—	190,992	—
Others (Note 2)	391,791	—	316,163	—

Total non-operating expenses and losses	1,768,268	—	2,041,012	—

INCOME BEFORE INCOME TAX	145,147,677	34	170,270,395	41
INCOME TAX EXPENSE (Notes 2 and 20)	10,694,417	3	7,988,465	2

NET INCOME	$134,453,260	31	$162,281,930	39

ATTRIBUTABLE TO:
Shareholders of the parent	$134,201,279	31	$161,605,009	39
Minority interests	251,981	—	676,921	—

	$134,453,260	31	$162,281,930	39

	2011		2010
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$5.59	$5.18	$6.54	$6.24

Diluted earnings per share	$5.59	$5.18	$6.54	$6.23

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Cumulative Translation Adjustments	Unrealized Gain (Loss) On Financial Instruments				Total Shareholders’ Equity
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total			Treasury Stock	Total	Minority Interests
BALANCE, JANUARY 1, 2010	25,902,706	$259,027,066	$55,486,010	$77,317,710	$—	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$—	$495,082,712	$3,965,836	$499,048,548
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,921,784	—	(8,921,784)	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	1,313,047	(1,313,047)	—	—	—	—	—	—	—
Cash dividends to shareholders—NT$3.00 per share	—	—	—	—	—	(77,708,120)	(77,708,120)	—	—	—	(77,708,120)	—	(77,708,120)
Net income in 2010	—	—	—	—	—	161,605,009	161,605,009	—	—	—	161,605,009	676,921	162,281,930
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(17,885)	—	—	—	—	—	—	—	(17,885)	4,387	(13,498)
Translation adjustments	—	—	—	—	—	—	—	(4,776,496)	—	—	(4,776,496)	7,258	(4,769,238)
Issuance of stock from exercising employee stock options	7,372	73,721	171,103	—	—	—	—	—	—	—	244,824	—	244,824
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(337,970)	—	(337,970)	3,949	(334,021)
Net change in shareholders’ equity from equity method investees	—	—	59,206	—	—	—	—	—	(6,031)	—	53,175	31,702	84,877
Net change in unrealized gain/loss on hedging derivative financial instruments	—	—	—	—	—	—	—	—	(331)	—	(331)	(483)	(814)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	(130,083)	(130,083)

BALANCE, DECEMBER 31, 2010	25,910,078	259,100,787	55,698,434	86,239,494	1,313,047	178,227,030	265,779,571	(6,543,163)	109,289	—	574,144,918	4,559,487	578,704,405
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,160,501	—	(16,160,501)	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	5,120,827	(5,120,827)	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,730,236)	(77,730,236)	—	—	—	(77,730,236)	—	(77,730,236)
Net income in 2011	—	—	—	—	—	134,201,279	134,201,279	—	—	—	134,201,279	251,981	134,453,260
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	59,898	—	—	—	—	—	—	—	59,898	1,152	61,050
Translation adjustments	—	—	—	—	—	—	—	109,794	—	—	109,794	7,587	117,381
Issuance of stock from exercising employee stock options	7,144	71,439	146,258	—	—	—	—	—	—	—	217,697	—	217,697
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(1,241,249)	—	(1,241,249)	(3,325)	(1,244,574)
Net change in shareholders’ equity from equity method investees	—	—	(56,094)	—	—	—	—	—	(41,133)	—	(97,227)	—	(97,227)
Net change in unrealized gain/loss on hedging derivative financial instruments	—	—	—	—	—	—	—	—	238	—	238	344	582
Acquisition of treasury stock - shareholders executed the appraisal right	—	—	—	—	—	—	—	—	—	(71,598)	(71,598)	—	(71,598)
Retirement of treasury stock	(1,000)	(10,000)	(2,139)	—	—	(59,459)	(59,459)	—	—	71,598	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	(379,334)	(379,334)
Effect of changes in consolidated entities	—	—	—	—	—	—	—	—	—	—	—	(1,987,855)	(1,987,855)

BALANCE, DECEMBER 31, 2011	25,916,222	$259,162,226	$55,846,357	$102,399,995	$6,433,874	$213,357,286	$322,191,155	$(6,433,369)	$(1,172,855)	$—	$629,593,514	$2,450,037	$632,043,551

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$134,201,279	$161,605,009
Net income attributable to minority interests	251,981	676,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	107,681,521	87,810,103
Unrealized gross profit from affiliates	74,029	—
Amortization of premium/discount of financial assets	24,711	34,142
Impairment of financial assets	265,515	159,798
Gain on disposal of available-for-sale financial assets, net	(212,442)	(603,368)
Gain on disposal of financial assets carried at cost, net	(20,772)	(133,475)
Equity in earnings of equity method investees, net	(897,611)	(2,298,159)
Cash dividends received from equity method investees	2,848,141	320,002
Loss (gain) on disposal of property, plant and equipment and other assets, net	(3,286)	633,230
Settlement income from receiving equity securities	(158,779)	(4,434,364)
Impairment loss on idle assets	98,009	319
Deferred income tax	(491,122)	(377,248)
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(13,734)	198,172
Receivables from related parties	123,265	9,802
Notes and accounts receivable	3,627,110	(6,392,243)
Allowance for doubtful receivables	(12,844)	(39,296)
Allowance for sales returns and others	(2,478,001)	(1,178,217)
Other receivables from related parties	2,294	(3,294)
Other financial assets	376,342	740,959
Inventories	2,611,297	(7,492,233)
Prepaid expenses and other current assets	(403,762)	(752,408)
Accounts payable	(1,968,820)	933,894
Payables to related parties	462,578	84,078
Income tax payable	3,490,268	(1,615,552)
Salary and bonus payable	(275,565)	(2,892,971)
Accrued profit sharing to employees and bonus to directors and supervisors	(1,925,594)	4,277,804
Accrued expenses and other current liabilities	304,582	248,192
Accrued pension cost	98,915	15,319
Deferred credits	(92,454)	(59,150)

Net cash provided by operating activities	247,587,051	229,475,766

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(213,962,521)	$(186,944,203)
Available-for-sale financial assets	(35,088,394)	(48,340,334)
Held-to-maturity financial assets	(584,280)	(4,101,501)
Investments accounted for using equity method	—	(6,242,350)
Financial assets carried at cost	(403,908)	(1,812,928)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	59,305,023	37,816,288
Held-to-maturity financial assets	4,789,000	15,943,000
Financial assets carried at cost	226,226	242,335
Property, plant and equipment and other assets	698,055	115,524
Increase in deferred charges	(1,715,892)	(1,801,728)
Decrease (increase) in refundable deposits	4,149,543	(5,944,827)
Decrease (increase) in other assets	63,723	(1,015,458)

Net cash used in investing activities	(182,523,425)	(202,086,182)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(5,287,416)	31,213,944
Proceeds from long-term bank loans	2,250,000	—
Repayment of long-term bank loans	(1,142,968)	(967,034)
Proceeds from issuance of bonds	18,000,000	—
Decrease in other long-term payables	(3,633,052)	(1,107,333)
Decrease in guarantee deposits	(342,242)	(232,925)
Proceeds from donation	—	49,021
Proceeds from exercise of employee stock options	217,697	244,824
Acquisition of treasury stock	(71,598)	—
Cash dividends	(77,730,236)	(77,708,120)
Decrease in minority interests	(118,226)	(130,083)

Net cash used in financing activities	(67,858,041)	(48,637,706)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,794,415)	(21,248,122)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(147,682)	(2,141,264)
EFFECT OF CHANGES IN CONSOLIDATED ENTITIES	(1,472,581)	—
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	147,886,955	171,276,341

CASH AND CASH EQUIVALENTS, END OF YEAR	$143,472,277	$147,886,955

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$531,518	$392,805

Income tax paid	$7,677,085	$9,818,418

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$207,175,565	$201,696,476
Decrease (increase) in payables to contractors and equipment suppliers	6,846,682	(14,599,987)
Nonmonetary exchange trade-out price	(3,164)	(124,746)
Increase in other liabilities	(56,562)	(27,540)

Cash paid	$213,962,521	$186,944,203

Disposal of property, plant and equipment and other assets	$543,219	$458,561
Decrease (increase) in other financial assets	158,000	(218,291)
Nonmonetary exchange trade-out price	(3,164)	(124,746)

Cash received	$698,055	$115,524

Acquisition of available-for-sale financial assets	$35,024,974	$48,405,875
Decrease (increase) in accrued expenses and other current liabilities	63,420	(65,541)

Cash paid	$35,088,394	$48,340,334

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$—

Current portion of long-term bank loans	$62,500	$241,407

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$3,399,855	$1,406,601

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2011 and 2010, TSMC and its subsidiaries had 35,457 and 35,029 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2011	2010	Remark
TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	53%	99%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	(Note 2)	35%	—
	Xintec Inc. (Xintec)	40%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC SSL	100%	—	Established in August 2011
	TSMC Solar	100%	—	Established in August 2011
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—
TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	57%	57%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—
GUC	Global Unichip Corp.-NA (GUC-NA)	(Note 2)	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	(Note 2)	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	(Note 2)	100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	(Note 2)	100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	(Note 2)	100%	—

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	Established in September 2010 (Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	Established in September 2010 (Note 1)
(Continued)

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2011	2010	Remark
TSMC Solar	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	Established in September 2010 (Note 1)
	VentureTech Alliance Fund III, L.P. (VTAF III)	46%	—	(Note 1)
TSMC Solar Europe	TSMC Solar Europe GmbH	100%	100%	Established in December 2010 (Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

Note 2:	TSMC has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2011:

TSMC has no controlling interest over the financial, operating and personnel hiring decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. Xintec is engaged in the provision of wafer packaging service. TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems. TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products. TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities—spot rates at year-end; shareholders’ equity—historical rates; income and expenses—average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate bonds, and agency bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Money market funds—net asset values at the end of the year; publicly traded stocks—closing prices at the end of the year; and other debt securities—average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same year or year during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses—general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements—20 years; buildings—10 to 20 years; machinery and equipment—3 to 5 years; office equipment—3 to 15 years; and leased assets—20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees—the estimated life of the technology or the term of the technology transfer contract; software and system design costs—2 to 5 years; patent and others—the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus—additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus—treasury stock transactions and to retained earnings for any remaining amount. When the Company resells the treasury stock, the treasury stock shall be reversed, and if the selling price is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital—treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the year ended December 31, 2011. The information for the year ended December 31, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2011	2010
Cash and deposits in banks	$139,637,363	$146,622,854
Repurchase agreements collateralized by government bonds	3,834,914	960,432
Corporate bonds	—	151,840
Agency bonds	—	151,829

	$143,472,277	$147,886,955

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2010
Trading financial assets
Forward exchange contracts	$15,360	$6,886

Trading financial liabilities
Forward exchange contracts	$13,623	$19,002
Cross currency swap contracts	119	—

	$13,742	$19,002

The Company entered into derivative contracts during the years ended December 31, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

December 31, 2011

Sell EUR/Buy NT$	January 2012	EUR38,600/NT$1,528,206
Sell US$/Buy NT$	January 2012 to February 2012	US$16,900/NT$510,122
Sell US$/Buy EUR	January 2012	US$2,082/EUR1,591
Sell US$/Buy JPY	January 2012	US$3,335/JPY259,830
Sell RMB/Buy US$	January 2012	RMB1,118,705/US$177,000
Sell NT$/Buy US$	January 2012 to February 2012	NT$163,491/US$5,400

December 31, 2010

Sell NT$/Buy JPY	January 2011 to February 2011	NT$814,882/JPY2,278,420
Sell EUR/Buy US$	February 2011	EUR3,067/US$4,093
Sell RMB/Buy US$	May 2011 to June 2011	RMB529,190/US$80,000
Sell US$/Buy NT$	January 2011 to March 2011	US$11,800/NT$353,076

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2011

January 2012	NT$420,431/US$13,880	0.00%	0.48%

Net gains on derivative financial instruments for the years ended December 31, 2011 and 2010 were NT$507,432 thousand and NT$320,730 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2011	2010
Publicly traded stocks	$3,306,248	$4,634,170
Money market funds	2,522	376,168
Corporate bonds	—	14,871,120
Agency bonds	—	8,021,192
Government bonds	—	2,014,127

	3,308,770	29,916,777
Current portion	(3,308,770)	(28,883,728)

	$—	$1,033,049

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2011	2010
Corporate bonds	$8,614,527	$12,843,956
Government bonds	454,320	455,520

	9,068,847	13,299,476
Current portion	(3,825,680)	(4,796,589)

	$5,243,167	$8,502,887

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$504,029	$543,325
Reversal	(3,130)	(37,028)
Write-off	(9,714)	(2,268)
Effect of changes in consolidated entities	(233)	—

Balance, end of year	$490,952	$504,029

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$7,546,264	$8,724,481
Provision	3,409,855	12,092,947
Write-off	(5,887,856)	(13,271,164)

Balance, end of year	$5,068,263	$7,546,264

9.	INVENTORIES

	December 31
	2011	2010
Finished goods	$3,347,849	$5,118,060
Work in process	17,940,960	19,376,372
Raw materials	1,808,615	1,947,396
Supplies and spare parts	1,743,158	1,964,156

	$24,840,582	$28,405,984

Write-down of inventories to net realizable value in the amount of NT$35,316 thousand and NT$900,221 thousand, respectively, were included in the cost of sales for the year ended December 31, 2011 and 2010. Inventory losses related to earthquake in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the year ended December 31, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Common stock
Vanguard International Semiconductor Corporation (VIS)	$8,988,007	39	$9,422,452	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,289,429	39	7,120,714	39
Motech Industries Inc. (Motech)	5,612,344	20	6,733,369	20
VisEra Holding Company (VisEra Holding)	2,853,364	49	2,522,267	49
GUC	1,157,188	35	—	—
Mcube Inc. (Mcube)	—	82	—	70
Aiconn Technology Corporation (Aiconn)	—	—	16,583	43
Preferred stock
Mcube	—	5	—	10

	$24,900,332		$25,815,385

The Company has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. However, the Company has significant influence over them and therefore, they are no longer consolidated and are accounted for using the equity method.

The Company originally owned 43% of Aiconn, which was merged with Accton Wireless Broadband Corp. (Accton) in March 2011. As a result of the merger, the Company’s equity investment in Aiconn was exchanged for equity of Accton and the Company did not exercise significant influence over Accton. Therefore, the aforementioned investment was reclassified to financial assets carried at cost.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited unless permitted by other related regulations.

For the years ended December 31, 2011 and 2010, equity in earnings/losses of equity method investees was a net gain of NT$897,611 thousand and NT$2,298,159 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Aiconn and Mcube. The Company believes that, had the aforementioned equity method investees’ financial statements been audited, any adjustments arising would have no material effect on the Company’s consolidated financial statements.

The quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method of VIS and GUC were NT$11,273,200 thousand as of December 31, 2011 and of VIS NT$9,297,707 thousand as of December 31, 2010.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$2,491,891	$1,391,500
Additions	—	2,055,660
Deductions	(846,081)	(955,269)

Balance, end of year	$1,645,810	$2,491,891

Movements of the difference allocated to goodwill were as follows:

	Years Ended December 31
	2011	2010
Balance, beginning of year	$1,415,565	$1,061,885
Additions	—	353,680

Balance, end of year	$1,415,565	$1,415,565

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2011	2010
Hedging derivative financial liabilities
Interest rate swap contract	$232	$814

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2011

NT$80,000	August 31, 2012	1.38%	0.63%-0.86%

December 31, 2010

NT$128,000	August 31, 2012	1.38%	0.56%-0.63%

For the years ended December 31, 2011 and 2010, the adjustment for the current period to shareholders’ equity amounted to net losses of NT$98 thousand and NT$1,166 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$680 thousand and NT$352 thousand, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2011	2010
Non-publicly traded stocks	$4,004,314	$4,264,956
Mutual funds	310,691	159,251

	$4,315,005	$4,424,207

In June 2010, the Company invested in Stion Corporation (Stion, a United States corporation) for US$50,000 thousand and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policies. Therefore, the investment was classified under financial assets carried at cost.

The common stock of InvenSense, Inc. was listed on the NYSE in November 2011. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

The common stock of Capella Microsystems (Taiwan), Inc. and Integrated Memory Logic Limited was listed on the Taiwan GreTai Securities Market and Taiwan Stock Exchange in June 2010 and May 2010, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the years ended December 31, 2011 and 2010, the Company recognized impairment on financial assets carried at cost of NT$265,515 thousand and NT$159,798 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Year
Cost
Land and land improvements	$891,197	$652,011	$—	$—	$—	$(2,080)	$1,541,128
Buildings	145,966,024	26,592,895	(47,667)	(388)	(242,718)	604,404	172,872,550
Machinery and equipment	913,155,252	146,048,745	(2,305,971)	(82,475)	(375,702)	1,148,887	1,057,588,736
Office equipment	14,856,582	2,825,159	(431,847)	(72,041)	(236,153)	27,566	16,969,266
Leased asset	701,552	56,562	—	—	—	33,366	791,480

	1,075,570,607	$176,175,372	$(2,785,485)	$(154,904)	$(854,573)	$1,812,143	1,249,763,160

Accumulated depreciation
Land and land improvements	328,792	$26,805	$—	$—	$—	$(42)	355,555
Buildings	90,472,703	10,343,346	(21,452)	(55)	(32,791)	242,296	101,004,047
Machinery and equipment	671,268,636	93,499,249	(2,252,415)	(31,287)	(293,605)	583,777	762,774,355
Office equipment	10,957,676	1,430,941	(427,103)	(13,563)	(148,862)	21,639	11,820,728
Leased asset	250,350	34,646	—	—	—	12,539	297,535

	773,278,157	$105,334,987	$(2,700,970)	$(44,905)	$(475,258)	$860,209	876,252,220

Advance payments and construction in progress	86,151,573	$31,000,193	$(455,372)	$(2,091)	$—	$169,673	116,863,976

	$388,444,023						$490,374,916

	Year Ended December 31, 2010
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year
Cost
Land and land improvements	$934,090	$—	$—	$320	$(43,213)	$891,197
Buildings	142,294,558	4,361,536	(135,497)	2,162	(556,735)	145,966,024
Machinery and equipment	775,653,489	142,125,965	(2,287,420)	228,370	(2,565,152)	913,155,252
Office equipment	13,667,747	1,997,654	(731,094)	3,704	(81,429)	14,856,582
Leased asset	714,424	—	—	—	(12,872)	701,552

	933,264,308	$148,485,155	$(3,154,011)	$234,556	$(3,259,401)	1,075,570,607

Accumulated depreciation
Land and land improvements	317,580	$28,746	$—	$—	$(17,534)	328,792
Buildings	81,821,718	9,100,935	(128,466)	(495)	(320,989)	90,472,703
Machinery and equipment	600,795,474	75,237,057	(2,277,047)	133,318	(2,620,166)	671,268,636
Office equipment	10,589,349	1,165,827	(726,539)	(442)	(70,519)	10,957,676
Leased asset	219,765	35,084	—	—	(4,499)	250,350

	693,743,886	$85,567,649	$(3,132,052)	$132,381	$(3,033,707)	773,278,157

Advance payments and construction in progress	34,154,365	$53,211,321	$(1,030,521)	$(108,035)	$(75,557)	86,151,573

	$273,674,787					$388,444,023

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of December 31, 2011 were NT$870,993 thousand.

During the year ended December 31, 2011, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. Information about capitalized interest was as follows:

Year Ended December 31, 2011
Capitalized interest	$9,093
Capitalization rates	1.07%-1.29%

14.	DEFERRED CHARGES, NET

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Amortization	Disposals	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Year
Technology license fees	$2,455,348	$10,308	$(716,067)	$—	$—	$(66,186)	$(511)	$1,682,892
Software and system design costs	2,333,271	1,360,846	(1,152,331)	(46)	2,091	(177,916)	568	2,366,483
Patent and others	1,238,466	344,738	(469,172)	—	—	—	4,157	1,118,189

	$6,027,085	$1,715,892	$(2,337,570)	$(46)	$2,091	$(244,102)	$4,214	$5,167,564

	Year Ended December 31, 2010
	Balance, Beginning of Year	Additions	Amortization	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year
Technology license fees	$3,230,624	$8,300	$(783,557)	$—	$—	$(19)	$2,455,348
Software and system design costs	1,834,528	1,547,605	(1,054,194)	(173)	5,542	(37)	2,333,271
Patent and others	1,393,402	245,823	(398,965)	—	—	(1,794)	1,238,466

	$6,458,554	$1,801,728	$(2,236,716)	$(173)	$5,542	$(1,850)	$6,027,085

15.	SHORT-TERM LOANS

	December 31
	2011	2010
Unsecured loans:
US$856,000 thousand, due by February 2012, and annual interest at 0.45%-1.00% in 2011; US$874,000 thousand and EUR114,900 thousand, due by February 2011, annual interest at 0.38%-1.84% in 2010.	$25,926,528	$31,213,944

16.	BONDS PAYABLE

	December 31
	2011	2010
Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$—
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	4,500,000	4,500,000

	22,500,000	4,500,000
Current portion	(4,500,000)	—

	$18,000,000	$4,500,000

With the approval from the Financial Supervisory Commission (FSC), the Company issued domestic unsecured bonds in the amount of NT$17,000,000 thousand in January 2012.

17.	LONG-TERM BANK LOANS

	December 31
	2011	2010
Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.00%-1.08%	$650,000	$—
Repayable in full in one lump sum payment in March 2013, annual interest at 1.02%-1.16%	500,000	—
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.11%-1.21%	300,000	—
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.13%-1.21%	200,000	—
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.24% in 2010, repayable in full in one lump sum payment in June 2011	—	542,968

	1,650,000	542,968
Current portion	(62,500)	(241,407)

	$1,587,500	$301,561

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. As of December 31, 2011, Xintec was in compliance with all such financial covenants.

As of December 31, 2011, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2012	$62,500
2013	625,000
2014	125,000
2015	125,000
2016	712,500

$1,650,000

18.	OTHER LONG-TERM PAYABLES

	December 31
	2011	2010
Payables for acquisition of property, plant and equipment (Note 30g)	$3,399,855	$7,112,172
Payables for royalties	—	848,637

	3,399,855	7,960,809
Current portion (classified under accrued expenses and other current liabilities)	(3,399,855)	(1,406,601)

	$—	$6,554,208

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$1,297,583 thousand and NT$1,121,650 thousand for the years ended December 31, 2011 and 2010, respectively.

TSMC, GUC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

Pension information on the defined benefit plans is summarized as follows:

a.	Components of net periodic pension cost for the year

	2011	2010
Service cost	$132,995	$129,722
Interest cost	167,911	146,625
Projected return on plan assets	(68,067)	(40,967)
Amortization	74,814	2,196

Net periodic pension cost	$307,653	$237,576

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2011 and 2010

	2011	2010
Benefit obligation
Vested benefit obligation	$313,463	$189,047
Nonvested benefit obligation	5,456,913	5,432,624

Accumulated benefit obligation	5,770,376	5,621,671
Additional benefits based on future salaries	3,443,749	3,667,087

Projected benefit obligation	9,214,125	9,288,758
Fair value of plan assets	(3,120,665)	(2,907,156)

Funded status	6,093,460	6,381,602
Unrecognized net transition obligation	(74,766)	(84,230)
Prior service cost	147,564	154,738
Unrecognized net loss	(2,257,750)	(2,639,759)

Accrued pension cost	$3,908,508	$3,812,351

Vested benefit	$349,981	$208,176

	2011	2010
c. Actuarial assumptions at December 31, 2011 and 2010
Discount rate used in determining present values	1.75%	1.75%-2.25%
Future salary increase rate	2.50%-3.00%	3.00%
Expected rate of return on plan assets	2.00%	2.00%-2.50%
d. Contributions to the Funds for the year	$211,963	$212,248

e. Payments from the Funds for the year	$7,339	$19,991

20.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2011	2010
Income tax expense based on “income before income tax” at statutory rates	$25,964,235	$30,456,361
Tax effect of the following:
Tax-exempt income	(13,832,239)	(17,410,223)
Temporary and permanent differences	(1,597,357)	(827,033)
Additional income tax under the Alternative Minimum Tax Act	286,827	—
Additional tax at 10% on unappropriated earnings	6,293,384	138,243
Net operating loss carryforwards used	(395,258)	(529,347)
Investment tax credits used	(6,318,215)	(4,887,947)

Income tax currently payable	$10,401,377	$6,940,054

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2011	2010
Income tax currently payable	$10,401,377	$6,940,054
Income tax adjustments on prior years	470,376	977,876
Other income tax adjustments	312,999	373,051
Net change in deferred income tax assets
Investment tax credits	2,304,884	(7,129,517)
Net operating loss carryforwards	224,141	546,234
Temporary differences	(71,013)	(78,187)
Valuation allowance	(2,873,378)	6,358,954
Effect of changes in consolidated entities	(74,969)	—

Income tax expense	$10,694,417	$7,988,465

c.	Net deferred income tax assets consisted of the following:

	December 31
	2011	2010
Current deferred income tax assets
Investment tax credits	$4,913,791	$4,282,132
Temporary differences
Allowance for sales returns and others	506,172	653,452
Unrealized gain/loss on financial instruments	308,929	87,735
Others	348,079	488,806
Valuation allowance	(140,481)	(139,049)

	$5,936,490	$5,373,076

Noncurrent deferred income tax assets
Investment tax credits	$15,399,558	$18,336,101
Net operating loss carryforwards	2,491,708	2,735,278
Temporary differences
Depreciation	2,280,923	2,160,248
Others	654,672	414,830
Valuation allowance	(13,390,144)	(16,283,673)

	$7,436,717	$7,362,784

Effective in May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010. The Company evaluated the effect of Alternative Minimum Tax and applicable year of the profits generated from projects exempt from income tax for a five-year period. As the Company plans to apply the tax-exempt income in later years, income tax payable is anticipated to increase and the Company will utilize available investment tax credits as an offset against income taxes. Since more investment tax credits can be utilized, valuation allowance has been adjusted down accordingly.

Under the Article 10 of the Statute for Industrial Innovation (SII) legislated, effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of December 31, 2011, the net operating loss carryforwards generated by WaferTech, TSMC Development, Mutual-Pak, TSMC SSL and TSMC Solar would expire on various dates through 2023.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of December 31, 2011 and 2010 was NT$4,003,228 thousand and NT$1,669,533 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2011 and 2010 were 6.67% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2011, investment tax credits of TSMC, Xintec, Mutual-Pak and TSMC SSL consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year
Statute for Upgrading	Purchase of machinery and	$22,084	$—	2011
Industries	equipment	3,209,214	1,172,726	2012
		6,524,655	6,524,655	2013
		7,041,416	7,041,416	2014
		505,941	505,941	2015

		$17,303,310	$15,244,738

Statute for Upgrading	Research and development	$9,067	$—	2011
Industries	expenditures	1,804,257	31,433	2012
		5,020,042	5,020,042	2013

		$6,833,366	$5,051,475

Statute for Upgrading	Personnel training expenditures	$486	$—	2011
Industries		17,406	15	2012
		17,121	17,121	2013

		$35,013	$17,136

Statute for Industrial	Research and development	$2,432,641	$—	2011

Innovation	expenditures

g.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period
Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014

h.	The tax authorities have examined income tax returns of TSMC through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost
Salary and bonus	$26,548,111	$20,686,957	$47,235,068
Labor and health insurance	1,316,726	923,645	2,240,371
Pension	971,263	634,476	1,605,739
Meal	710,547	297,762	1,008,309
Welfare	714,628	266,891	981,519
Others	341,156	372,673	713,829

	$30,602,431	$23,182,404	$53,784,835

Depreciation	$98,065,992	$7,261,159	$105,327,151

Amortization	$1,463,405	$874,165	$2,337,570

	Year Ended December 31, 2010
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost
Salary and bonus	$27,246,876	$22,053,062	$49,299,938
Labor and health insurance	1,054,566	780,384	1,834,950
Pension	819,775	539,367	1,359,142
Meal	613,870	247,672	861,542
Welfare	704,494	273,722	978,216
Others	115,109	270,739	385,848

	$30,554,690	$24,164,946	$54,719,636

Depreciation	$80,123,895	$5,427,488	$85,551,383

Amortization	$1,309,257	$927,459	$2,236,716

22.	SHAREHOLDERS’ EQUITY

As of December 31, 2011, 1,092,313 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,461,567 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	December 31
	2011	2010
Additional paid-in capital	$23,774,250	$23,628,908
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	374,695	370,891
Donations	55	55

	$55,846,357	$55,698,434

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the year, which amounted to NT$8,990,026 thousand and NT$10,908,338 thousand for the years ended December 2011 and 2010, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2009 had been approved in TSMC’s shareholders’ meetings held on June 9, 2011 and June 15, 2010, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009
Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for 2010, respectively, and profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 9, 2011 and June 15, 2010, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and February 9, 2010 and same amount had been charged against earnings of 2010 and 2009, respectively.

TSMC’s appropriations of earnings for 2011 had been resolved in the meeting of the Board of Directors held on February 14, 2012. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2011
Legal capital reserve	$13,420,128
Special capital reserve	1,172,350
Cash dividends to shareholders	77,748,668	$3.00

	$92,341,146

The Board of Directors of TSMC also resolved to appropriate profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand for 2011, respectively. There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2011.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2011 are to be resolved in the TSMC’s shareholders’ meeting held on June 12, 2012 (expected).

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan, and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2011.

Information about TSMC’s outstanding options for the years ended December 31, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2011
Balance, beginning of year	21,437	$31.4
Options exercised	(7,144)	30.5

Balance, end of year	14,293	32.1

Year ended December 31, 2010
Balance, beginning of year	28,810	$32.4
Options exercised	(7,372)	33.2
Options canceled	(1)	50.1

Balance, end of year	21,437	32.3

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of December 31, 2011, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)
$20.9- $29.3	10,584	1.2	$27.4
38.0- 50.1	3,709	2.9	45.7

	14,293	1.7	32.1

As of December 31, 2011, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the years ended December 31, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2011
Balance, beginning of year	1,832	$14.4
Options exercised	(967)	14.4
Options canceled	(40)	17.4

Balance, end of year	825	15.1

Year ended December 31, 2010
Balance, beginning of year	3,960	$14.7
Options exercised	(1,856)	13.9
Options canceled	(272)	17.3

Balance, end of year	1,832	15.1

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2011, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
$10.9-$ 12.7	239	4.8	$11.0	233	$11.0
14.9- 18.8	586	5.7	16.8	581	16.8

	825	5.4	15.1	814	15.1

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2011 and 2010 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Years Ended December 31
	2011	2010
Net income attributable to shareholders of the parent:
As reported	$134,201,279	$161,605,009
Pro forma	134,146,490	161,470,030
Earnings per share (EPS)—after income tax (NT$):
Basic EPS as reported	$5.18	$6.24
Pro forma basic EPS	5.18	6.23
Diluted EPS as reported	5.18	6.23
Pro forma diluted EPS	5.17	6.23

24.	TREASURY STOCK

(Shares in Thousands)

Purpose of Treasury Stock	Number of Shares, Beginning of Year	Addition	Retirement	Number of Shares, End of Year
Year ended December 31, 2011
Shareholders executed the appraisal right	—	1,000	(1,000)	—

In August 2011, pursuant to the Company Law and at the option of the shareholders of TSMC, certain shareholders requested TSMC to buy back their shares at the current market price, which shares were subsequently retired in November 2011.

25.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of Shares (Denominator) (In Thousands)	EPS (NT$)
	Amounts (Numerator)			Before Income Tax	After Income Tax
	Before	After
	Income Tax	Income Tax
Year ended December 31, 2011
Basic EPS
Earnings available to common shareholders of the parent	$144,852,948	$134,201,279	25,914,076	$5.59	$5.18

Effect of dilutive potential common shares	—	—	10,606

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$144,852,948	$134,201,279	25,924,682	$5.59	$5.18

Year ended December 31, 2010
Basic EPS
Earnings available to common shareholders of the parent	$169,520,145	$161,605,009	25,905,832	$6.54	$6.24

Effect of dilutive potential common shares	—	—	13,982

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$169,520,145	$161,605,009	25,919,814	$6.54	$6.23

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the year ended December 31, 2010 to remain at NT$6.24 and NT$6.23, respectively.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Financial assets at fair value through profit or loss	$15,360	$15,360	$6,886	$6,886
Available-for-sale financial assets	3,308,770	3,308,770	29,916,777	29,916,777
Held-to-maturity financial assets	9,068,847	9,128,063	13,299,476	13,457,742
Financial assets carried at cost	4,315,005	—	4,424,207	—
Liabilities
Financial liabilities at fair value through profit or loss	13,742	13,742	19,002	19,002
Hedging derivative financial liabilities	232	232	814	814
Bonds payable (including current portion)	22,500,000	22,597,115	4,500,000	4,538,660
Long-term bank loans (including current portion)	1,650,000	1,650,000	542,968	542,968
Other long-term payables (including current portion)	3,399,855	3,399,855	7,960,809	7,960,809
Obligations under capital leases	870,993	870,993	694,986	694,986

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.	Valuation gains (losses) arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as a net gain of NT$1,618 thousand and a net loss of NT$12,116 thousand for the years ended December 31, 2011 and 2010, respectively.

d.	As of December 31, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$9,086,729 thousand and NT$38,588,969 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$52,711,118 thousand and NT$43,235,611 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,650,232 thousand and NT$848,275 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended December 31, 2011
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total
Balance, beginning of year	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	(1,034,446)	(41,402)	(36)	(1,075,884)
Removed from shareholders’ equity and recognized in earnings	(206,534)	—	274	(206,260)
Effect of changes in consolidated entities	(269)	269	—	—

Balance, end of year	$(1,155,091)	$(17,671)	$(93)	$(1,172,855)

	Year Ended December 31, 2010
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total
Balance, beginning of year	$424,128	$29,493	$—	$453,621
Recognized directly in shareholders’ equity	250,475	(6,031)	(476)	243,968
Removed from shareholders’ equity and recognized in earnings	(588,445)	—	145	(588,300)

Balance, end of year	$86,158	$23,462	$(331)	$109,289

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge
December 31, 2011
Long-term bank loans	Interest rate swap contract	$(232)	2011 to 2012	2011 to 2012
December 31, 2010
Long-term bank loans	Interest rate swap contract	(814)	2010 to 2012	2010 to 2012

27.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary. Since July 2011, GUC is accounted for using the equity method. The related party information between the Company and GUC as of and for the six months ended December 31, 2011 is disclosed as follows.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using the equity method by TSMC.

Mcube, an indirect investee accounted for using the equity method by TSMC.

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2011		2010
	Amount	%	Amount	%
For the year
Sales
GUC	$2,461,345	1	$—	—
VIS	302,844	—	223,584	—
VisEra	10,885	—	82,595	—
Others	50,342	—	11,397	—

	$2,825,416	1	$317,576	—

Purchases
VIS	$5,597,895	2	$4,959,050	2
SSMC	3,949,176	2	4,521,046	2
Others	124,673	—	39,099	—

	$9,671,744	4	$9,519,195	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$49,155	—	$102,188	—
VIS (primarily rent)	5,902	—	10,161	—

	$55,057	—	$112,349	—

	2011		2010
	Amount	%	Amount	%
Research and development expenses
VisEra	$19,018	—	$12,053	—
VIS (primarily rent)	1,984	—	12,017	—
Others	—	—	133	—

	$21,002	—	$24,203	—

Sales of property, plant and equipment and other assets
VIS	$36,008	7	$37,011	11
VisEra	—	—	4,418	1
SSMC	—	—	2,401	1

	$36,008	7	$43,830	13

Purchase of property, plant and equipment and other assets
VIS	$45,473	—	$109,855	—
VisEra	11,110	—	—	—
Others	1,812	—	—	—

	$58,395	—	$109,855	—

Non-operating incomes and gains
VIS (primarily technical service income)	$227,024	4	$267,370	2
SSMC (primarily technical service income)	199,377	4	198,218	2
VisEra (primarily rent)	4,054	—	—	—

	$430,455	8	$465,588	4

As of December 31
Receivables
GUC	$154,086	83	$—	—
Mcube	31,466	17	—	—
VisEra	212	—	2,599	95
VIS	—	—	123	5

	$185,764	100	$2,722	100

Other receivables
VIS	$87,507	72	$70,798	57
SSMC	34,260	28	53,788	43
Others	525	—	—	—

	$122,292	100	$124,586	100

	2011		2010
	Amount	%	Amount	%
Payables
VIS	$987,937	75	$428,797	49
SSMC	336,037	25	430,235	50
Others	4,547	—	8,053	1

	$1,328,521	100	$867,085	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.

The Company leased certain machinery and equipment to VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental income was received monthly and the related income was classified under non-operating income and gains.

Compensation of directors and management personnel:

	Years Ended December 31
	2011	2010
Salaries, incentives and special compensation	$752,767	$885,766
Bonus	445,681	593,967

	$1,198,448	$1,479,733

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2011 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2011 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2012. The total compensation for the year ended December 31, 2010 included the bonuses appropriated from earnings of 2010 which was approved by the shareholders’ meeting held in 2011.

28.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	December 31
	2011	2010
Other financial assets	$121,140	$163,531
Property, plant and equipment, net	—	1,109,249
Other assets	—	40,000

	$121,140	$1,312,780

29.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2012 to September 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2012 and 2020 and can be renewed upon expiration.

As of December 31, 2011, future lease payments were as follows:

Year	Amount
2012	$627,882
2013	590,628
2014	566,953
2015	556,993
2016	543,728
2017 and thereafter	3,870,728

$6,756,912

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2011, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2011, TSMC had a total of US$13,039 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

g.	TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$3,399,855 thousand and NT$7,112,172 thousand as of December 31, 2011 and 2010, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of December 31, 2011 were NT$263,880 thousand.

31.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)
Financial assets
Monetary items
USD	$3,744,817	30.288	$3,944,765	29.13-30.368
EUR	135,857	39.18-39.27	233,213	38.92-40.65
JPY	37,276,671	0.3897-0.3906	29,779,663	0.3582-0.3735
RMB	201,385	4.81	251,319	4.3985-4.61
Non-monetary items
USD	141,498	30.288	189,327	30.368
HKD	671,060	3.90	1,002,116	3.91
Investments accounted for using equity method
USD	294,797	30.288	306,102	30.368
Financial liabilities
Monetary items
USD	1,744,746	30.288	2,021,729	29.13-30.368
EUR	111,750	39.18-39.27	265,360	38.92-40.65
JPY	35,349,169	0.3897-0.3906	31,561,576	0.3582-0.3735
RMB	278,877	4.81	566,778	4.3985-4.61

Note: Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 9 attached.

k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

33.	OPERATING SEGMENT INFORMATION

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold. These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segment information was as follows:

a.	Industry financial information

	Foundry	Others	Elimination	Total
Year ended December 31, 2011
Sales from external customers	$422,691,098	$4,389,547	$—	$427,080,645
Sales among intersegments	1,588,601	6,224	(1,594,825)	—
Operating profit (loss)	143,222,120	(1,664,702)	—	141,557,418
Equity in earnings (losses) of equity method investees, net	1,635,303	(737,692)	—	897,611
Income tax expense	10,649,688	44,729	—	10,694,417
Year ended December 31, 2010
Sales from external customers	409,216,727	10,321,184	—	419,537,911
Sales among intersegments	3,816,530	8,734	(3,825,264)	—
Operating profit (loss)	159,633,614	(458,279)	—	159,175,335
Equity in earnings of equity method investees, net	1,755,941	542,218	—	2,298,159
Income tax expense	7,928,663	59,802	—	7,988,465

b.	Geographic information

	Years Ended December 31
	Sales to Other Than Consolidated Entities		Non-current Assets
	2011	2010	2011	2010
Taiwan	$49,798,532	$56,420,375	$472,168,728	$379,553,584
United States	250,811,666	221,148,708	8,284,575	8,164,795
Asia	75,946,671	91,862,893	22,121,979	13,817,069
Europe	48,982,743	49,000,320	15,180	17,857
Others	1,541,033	1,105,615	—	—

	$427,080,645	$419,537,911	$502,590,462	$401,553,305

The geographic information is presented by billed regions. Non-current assets include property, plant and equipment, intangible assets and other assets, but not include financial instruments and deferred income tax assets.

c.	Production information

	Years Ended December 31
	2011	2010
Production
Wafer	$384,632,494	$375,060,853
Mask	23,818,656	19,796,871
Others	18,629,495	24,680,187

	$427,080,645	$419,537,911

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2011		2010
	Amount	%	Amount	%
Customer A	$60,412,085	14	$37,962,026	9
Customer B	31,635,496	7	41,022,200	10

34.	PRE-DISCLOSURE OF THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to the Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company is required to provide pre-disclosure regarding the adoption of the International Financial Reporting Standards (IFRSs) in the consolidated financial statements as follows.

a.	On May 14, 2009, the FSC announced the roadmap of IFRSs adoption for R.O.C. companies. Starting from 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare for the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations and related guidance translated by Accounting Research and Development Foundation (ARDF) and issued by the FSC. Due to aforementioned amendments, the Company established a taskforce to monitor and execute the IFRSs adoption plan. The important plan items, responsible divisions and plan progress are listed as follows.

Plan Item	Responsible Division	Plan Progress

1) Establish the IFRSs taskforce	Accounting Division	Finished

2) Complete the identification of GAAP differences and impact	Accounting Division, Finance Division and Employee Benefit and Payroll Section	Finished

3) Complete the identification of consolidated entities under IFRSs	Accounting Division	Finished

4) Evaluate potential effect to business operations	Accounting Division, Finance Division, Employee Benefit and Payroll Section and Business System Integration Division	Finished

5) Complete the evaluation of resources and budget needed for IFRSs adoption	Accounting division and Business System Integration Division	Finished

6) Set up a work plan for IFRSs adoption	Accounting Division and Business System Integration Division	Finished

7) Personnel training	Accounting Division	Finished

8) Determine IFRSs accounting policies	Accounting Division, Finance Division and Employee Benefit and Payroll Section	Finished

(Continued)

Plan Item	Responsible Division	Plan Progress

9) Develop financial statement template under IFRSs	Accounting Division and Finance Division	Finished

10) Complete evaluation, configuration and testing of the IT systems	Accounting Division and Business System Integration Division	Finished

11) Communicate with related departments on the impact of IFRSs adoption	Accounting Division	In progress according to the plan

12) Complete the preparation of opening date balance sheet under IFRSs	Accounting Division	In progress according to the plan

13) Complete modification to the relevant internal controls	Accounting Division and Internal Audit Division	In progress according to the plan

14) Prepare comparative financial information under IFRSs for 2012	Accounting Division and Finance Division	In progress according to the plan

(Concluded)

b.	As of December 31, 2011, from the Company’s assessment, the significant differences between the Company’s current accounting policies under R.O.C. GAAP and the ones under IFRSs are stated as follows:

Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience. Allowance for sales returns and others is recorded as a deduction in accounts receivable. Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions (classified under current liabilities) accordingly.

Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled. Under IFRSs, a deferred tax asset or liability is classified as non-current asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. Under IFRSs, deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

The classification of leased assets and idle assets

Under R.O.C. GAAP, leased assets and idle assets are classified under other assets. Under IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. Leased assets are mainly dormitories leased to employees and factories leased to suppliers. In accordance with the relevant IFRSs guidance, the dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

Employee benefits

The Company had previously applied an actuarial valuation on its defined benefit obligation and recognized the related pension cost and retirement benefit obligation in conformity with R.O.C. GAAP. Under IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

Under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses. When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company will recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

Investments accounted for using the equity method

The Company’s associates and joint ventures accounted for using the equity method have also assessed the significant differences between their respective present accounting policies and IFRSs. The significant difference is mainly the adjustment to employee benefits.

The reclassification of line items in the statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of IFRSs, income from operations in the consolidated income statement only includes revenue, cost of sales and operating expenses. Under IFRSs, based on the nature of operating transactions, technical service income is reclassified under revenue; rental revenue, depreciation of rental assets, net loss on disposal of property, plant and equipment and intangible assets, and impairment loss of property, plant and equipment, are reclassified under other operating gains and losses, which are reflected in income from operations.

c.	The Company’s aforementioned assessment is based on the 2010 version of IFRSs translated by ARDF and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by FSC on December 22, 2011. However, the assessment result may be impacted by the addition or the amendment of IFRSs issued or proposed by International Accounting Standards Board and the possible future rules issued by R.O.C. authorities governing the adoption of IFRSs by companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market.

35.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on February 14, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Note 3)
															Item	Value
1	TSMC Partners	TSMC China	Long-term receivables from related parties	$ (US$	7,572,000 250,000)	$ (US$	7,572,000 250,000)	$ (US$	7,572,000 250,000)	0.25%-0.26%	The need for short-term financing	$—	Purchase equipment	$—	—	$—	$34,986,964	$34,986,964
		TSMC Solar	Other receivables from related parties	(US$	1,211,520 40,000)	(US$	1,211,520 40,000)	(US$	454,320 15,000)	0.4017%-0.4651%	The need for short- term financing	—	Operating capital	—	—	—	3,498,696
		TSMC SSL	Other receivables from related parties	(US$	908,640 30,000)	(US$	908,640 30,000)	(US$	348,312 11,500)	0.4545%	The need for short- term financing	—	Operating capital	—	—	—	3,498,696
2	TSMC Global	TSMC	Other receivables from related parties	(US$	25,744,800 850,000)		—		—	0.3544%	The need for short- term financing	—	Support the parent company’s short-term operation requirement	—	—	—	44,071,845	44,071,845

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC.

Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions.

Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and TSMC Global, respectively.

Note 4:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2011				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$1,099,629	N/A	$1,120,808
	China Steel Corporation	—	”	—	303,798	N/A	305,666

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493	2,617,134	7	2,617,134
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	44,071,845	100	44,071,845

	TSMC Partners	Subsidiary	”	988,268	34,986,964	100	34,986,964

	TSMC Solar	Subsidiary	”	1,118,000	10,153,244	100	10,153,244

	VIS	Investee accounted for using equity method	”	628,223	8,988,007	39	6,627,758
	SSMC	Investee accounted for using equity method	”	314	6,289,429	39	6,075,445
	TSMC North America	Subsidiary	”	11,000	2,981,639	100	2,981,639

	TSMC SSL	Subsidiary	”	227,000	1,746,893	100	1,746,893

	Xintec	Investee with a controlling financial interest	”	94,011	1,606,694	40	1,606,694
	GUC	Investee accounted for using equity method	”	46,688	1,157,188	35	4,645,442

	TSMC Europe	Subsidiary	”	—	205,171	100	205,171

	TSMC Japan	Subsidiary	”	6	161,601	100	161,601

	TSMC Korea	Subsidiary	”	80	23,448	100	23,448

	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	350,060
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	351,996

	W.K. Technology Fund IV	—	”	4,000	40,000	2	41,372

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	13,542,181	100	13,583,214

	VTAF III	Subsidiary	”	—	1,311,044	53	1,290,093

	VTAF II	Subsidiary	”	—	762,135	98	756,125

	Emerging Alliance	Subsidiary	”	—	213,235	99	213,235

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	5,612,344	20	3,849,382

	TSMC Solar Europe	Subsidiary	”	—	204,163	100	204,163

	TSMC Solar NA	Subsidiary	”	1	52,187	100	52,187
(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—		$1,681,719	46		$1,681,719

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		2,994	100		2,994

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,012	N/A	US$	20,100
	General Elec Cap Corp. Mtn	—	”	—	US$	20,059	N/A	US$	20,740

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	460,034	100	US$	460,034
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	94,208	49	US$	94,208

	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	11,112	97	US$	11,112

	TSMC Technology	Subsidiary	”	1	US$	10,615	100	US$	10,615

	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	9,994	97	US$	9,994
	TSMC Canada	Subsidiary	”	2,300	US$	4,059	100	US$	4,059

	Mcube Inc.	Investee accounted for using equity method	”	5,333		—	80		—
	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	5		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	8	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	276	US$	2,283	—	US$	2,283

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,090	N/A	US$	20,770
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,087

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	220,119	100	US$	220,119

Emerging Alliance.	Common stock
	RichWave Technology Corp	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	8	US$	500	—	US$	500

	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137

	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
VTAF II	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	3	US$	4,316

	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378

	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000

	Next IO, Inc.	—	”	132	US$	1,110	2	US$	1,110

	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878

	Power Analog Microelectronics	—	”	7,330	US$	3,482	21	US$	3,482

	QST Holdings, LLC	—	”	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—
VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	1,204	57	US$	1,204
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	InvenSense, Inc.	—	Available-for-sale financial assets	796	US$	7,932	1	US$	7,932
	BridgeLux, Inc.	—	Financial assets carried at cost	6,771	US$	8,745	3	US$	8,745
	Exclara, Inc.	—	”	59,695	US$	1,812	15	US$	1,812

	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500

	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800

	Neoconix, Inc.	—	”	3,916	US$	4,779	4	US$	4,779

	Powervation, Ltd.	—	”	449	US$	7,030	16	US$	7,030

	Stion Corp.	—	”	8,152	US$	55,473	20	US$	55,473

	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025

	Validity Sensors, Inc.	—	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	510	100	US$	510

	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	Veebeam	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	2,161	US$	6,289	3	US$	6,289
	Memsic, Inc.	—	”	1,286	US$	3,407	5	US$	3,407

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,841	5	US$	2,841
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664

	Sonics, Inc.	—	”	278	US$	10	3	US$	10

	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163

	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	455	3	US$	455

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1		EUR 5,103	100		EUR 5,103

TSMC Global	Corporate bond
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,751
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,905
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,991
	Deutsche Bank AG London	—	”	20,000	US$	19,884	N/A	US$	20,033
	JP Morgan Chase + Co.	—	”	35,000	US$	35,039	N/A	US$	35,070
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	8,008
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,825
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	5,007

	Government bond
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	14,991

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	83	US$	83	N/A	US$	83

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC	Stock
	TSMC Solar	Investments accounted for using equity method	—	Subsidiary	—		$—	1,118,000		$11,180,000	—		$—		$—		$—	1,118,000		$10,153,244
	TSMC SSL	”	—	Subsidiary	—		—	227,000		2,270,000	—		—		—		—	227,000		1,746,893
	Capital
	TSMC China	Investments accounted for using equity method	—	Subsidiary	—		4,252,270	—		6,759,300	—		—		—		—	—		13,542,181
	VTAF III	”	—	Subsidiary	—		2,769,423	—		135,297	—		—		—		—	—		1,311,044
TSMC Solar	Stock
	TSMC Solar Europe	Investments accounted for using equity method	—	Subsidiary	—		23,971	—		385,682	—		—		—		—	—		204,163
	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		—	—		168,548	—		—		—		—	—		1,681,719
TSMC Solar	Stock
Europe	TSMC Solar Europe GmbH	Investments accounted for using equity method	—	Subsidiary	1		EUR 90	—		EUR 9,800	—		EUR —		EUR —		EUR —	1		EUR 5,103
TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	4,430	US$	4,824	—	US$	—	4,430	US$	4,787	US$	4,834	US$	(47)	—	US$	—
	American Honda Fin Corp. Mtn	”	—	—	4,000	US$	3,995	—		—	4,000	US$	4,005	US$	3,985	US$	20	—		—
	Anz National Intl Ltd.	”	—	—	3,500	US$	3,554	—		—	3,500	US$	3,555	US$	3,515	US$	40	—		—
	Archer Daniels Midland Co.	”	—	—	—		—	7,000	US$	7,000	7,000	US$	7,010	US$	7,000	US$	10	—		—
	Astrazeneca Plc	”	—	—	3,150	US$	3,397	—		—	3,150	US$	3,356	US$	3,456	US$	(100)	—		—
	AT+T Wireless	”	—	—	3,500	US$	3,823	—		—	3,500	US$	3,762	US$	3,979	US$	(217)	—		—
	Banco Bilbao Vizcaya P R	”	—	—	3,250	US$	3,249	—		—	3,250	US$	3,251	US$	3,250	US$	1	—		—
	Bank of Nova Scotia	”	—	—	5,000	US$	5,000	—		—	5,000	US$	5,012	US$	5,000	US$	12	—		—
	Barclays Bank Plc	”	—	—	12,000	US$	11,997	—		—	12,000	US$	12,022	US$	12,035	US$	(13)	—		—
	Barclays Bk Plc UK Govt Cr	”	—	—	—		—	5,000	US$	5,108	5,000	US$	5,099	US$	5,108	US$	(9)	—		—
	Bb+T Corporation	”	—	—	—		—	3,840	US$	3,990	3,840	US$	3,977	US$	3,990	US$	(13)	—		—
	Bear Stearns Cos Inc.	”	—	—	3,500	US$	3,494	—		—	3,500	US$	3,465	US$	3,360	US$	105	—		—
	Berkshire Hathaway Inc. Del	”	—	—	3,500	US$	3,517	—		—	3,500	US$	3,521	US$	3,500	US$	21	—		—
	Bhp Billiton Fin USA Ltd.	”	—	—	—		—	4,000	US$	4,443	4,000	US$	4,447	US$	4,443	US$	4	—		—
	Bnp Paribas SA	”	—	—	3,810	US$	3,844	—		—	3,810	US$	3,838	US$	3,844	US$	(6)	—		—
	Boeing Cap Corp.	”	—	—	2,925	US$	3,192	—		—	2,925	US$	3,180	US$	3,235	US$	(55)	—		—
	Bp Capital Markets Plc	”	—	—	3,900	US$	3,988	—		—	3,900	US$	3,992	US$	3,969	US$	23	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation ship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
	Bp Capital Markets Plc	Available- for-sale financial assets	—	—	—	US$	—	7,160	US$	7,160	7,160	US$	7,201	US$	7,160	US$	41	—	US$	—
	Chevron Corp.	”	—	—	—		—	4,000	US$	4,305	4,000	US$	4,286	US$	4,305	US$	(19)	—		—
	Cie Financement Foncier	”	—	—	4,000	US$	4,019	—		—	4,000	US$	4,034	US$	4,029	US$	5	—		—
	Cisco Systems Inc.	”	—	—	—		—	7,050	US$	7,050	7,050	US$	7,073	US$	7,050	US$	23	—		—
	Citigroup Funding Inc.	”	—	—	16,000	US$	16,323	—		—	16,000	US$	16,337	US$	16,262	US$	75	—		—
	Citigroup Funding Inc.	”	—	—	7,300	US$	7,446	—		—	7,300	US$	7,440	US$	7,448	US$	(8)	—		—
	Citigroup Inc.	”	—	—	5,000	US$	5,490	—		—	5,000	US$	5,478	US$	5,360	US$	118	—		—
	Coca Cola Co.	”	—	—	4,000	US$	4,002	—		—	4,000	US$	4,003	US$	4,000	US$	3	—		—
	Countrywide Finl Corp.	”	—	—	4,000	US$	4,208	—		—	4,000	US$	4,221	US$	4,291	US$	(70)	—		—
	Credit Suisse New York	”	—	—	3,945	US$	4,090	—		—	3,945	US$	4,069	US$	4,073	US$	(4)	—		—
	Credit Suisse New York	”	—	—	—		—	3,200	US$	3,200	3,200	US$	3,238	US$	3,200	US$	38	—		—
	Dexia Credit Local	”	—	—	6,000	US$	5,976	—		—	6,000	US$	5,983	US$	6,000	US$	(17)	—		—
	Dexia Credit Local	”	—	—	4,000	US$	3,984	—		—	4,000	US$	3,927	US$	4,000	US$	(73)	—		—
	Dexia Credit Local S.A	”	—	—	4,000	US$	3,992	—		—	4,000	US$	3,976	US$	4,000	US$	(24)	—		—
	Dexia Credit Local SA NY	”	—	—	5,000	US$	4,983	—		—	5,000	US$	4,952	US$	5,000	US$	(48)	—		—
	Finance for Danish Ind	”	—	—	3,800	US$	3,799	—		—	3,800	US$	3,808	US$	3,801	US$	7	—		—
	General Elec Cap Corp.	”	—	—	7,000	US$	7,002	—		—	7,000	US$	7,005	US$	7,002	US$	3	—		—
	General Elec Cap Corp.	”	—	—	4,000	US$	4,110	—		—	4,000	US$	4,095	US$	4,117	US$	(22)	—		—
	General Elec Cap Corp.	”	—	—	—		—	5,000	US$	5,000	5,000	US$	5,037	US$	5,000	US$	37	—		—
	Georgia Pwr Co.	”	—	—	4,000	US$	4,006	—		—	4,000	US$	4,002	US$	4,024	US$	(22)	—		—
	Gmac LLC	”	—	—	4,600	US$	4,731	—		—	4,600	US$	4,715	US$	4,726	US$	(11)	—		—
	Goldman Sachs Group Inc.	”	—	—	—		—	3,400	US$	3,400	3,400	US$	3,425	US$	3,400	US$	25	—		—
	Hewlett Packard Co.	”	—	—	3,000	US$	3,003	—		—	3,000	US$	3,004	US$	2,995	US$	9	—		—
	Household Fin Corp.	”	—	—	4,330	US$	4,694	—		—	4,330	US$	4,662	US$	4,781	US$	(119)	—		—
	HSBC Bank Plc	”	—	—	3,400	US$	3,405	—		—	3,400	US$	3,407	US$	3,407		—	—		—
	HSBC Fin Corp.	”	—	—	2,900	US$	3,074	—		—	2,900	US$	3,074	US$	3,142	US$	(68)	—		—
	IBM Corp.	”	—	—	6,800	US$	6,775	—		—	6,800	US$	6,781	US$	6,772	US$	9	—		—
	Inc Bk Nv Neth St Cr Gtee	”	—	—	—		—	8,500	US$	8,668	8,500	US$	8,655	US$	8,668	US$	(13)	—		—
	John Deer Capital Corp. Fdic GT	”	—	—	3,500	US$	3,616	—		—	3,500	US$	3,601	US$	3,634	US$	(33)	—		—
	JP Morgan Chase + Co.	”	—	—	5,000	US$	5,021	—		—	5,000	US$	5,032	US$	5,000	US$	32	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	5,950	US$	6,009	—		—	5,950	US$	6,007	US$	6,077	US$	(70)	—		—
	Macquarie Bk Ltd. Sr	”	—	—	3,900	US$	3,975	9,300	US$	9,472	13,200	US$	13,423	US$	13,455	US$	(32)	—		—
	Massmutual Global Fdg II Mediu	”	—	—	4,000	US$	3,955	—		—	4,000	US$	3,991	US$	3,926	US$	65	—		—
	Mellon Fdg Corp.	”	—	—	3,500	US$	3,475	—		—	3,500	US$	3,479	US$	3,404	US$	75	—		—
	Merck + Co. Inc.	”	—	—	4,000	US$	4,032	—		—	4,000	US$	4,013	US$	4,066	US$	(53)	—		—
	Merrill Lynch + Co. Inc.	”	—	—	4,691	US$	4,647	—		—	4,691	US$	4,669	US$	4,603	US$	66	—		—
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,000	US$	4,335	4,000	US$	4,319	US$	4,335	US$	(16)	—		—
	Met Life Glob Funding I	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,004	US$	3,000	US$	4	—		—
	Metlife Inc.	”	—	—	6,500	US$	6,600	—		—	6,500	US$	6,584	US$	6,527	US$	57	—		—
	Microsoft Corp.	”	—	—	3,250	US$	3,232	—		—	3,250	US$	3,224	US$	3,249	US$	(25)	—		—
	Morgan Stanley	”	—	—	—		—	9,000	US$	9,000	9,000	US$	9,140	US$	9,000	US$	140	—		—
	Morgan Stanley Dean Witter	”	—	—	8,000	US$	8,524	—		—	8,000	US$	8,513	US$	8,797	US$	(284)	—		—
	National Australia Bank	”	—	—	—		—	3,000	US$	3,035	3,000	US$	3,040	US$	3,034	US$	6	—		—
	Pepsiamericas Inc.	”	—	—	—		—	4,000	US$	4,329	4,000	US$	4,308	US$	4,329	US$	(21)	—		—
	Philip Morris Intl Inc.	”	—	—	—		—	4,000	US$	4,640	4,000	US$	4,591	US$	4,640	US$	(49)	—		—
	Princoa Global Fdg I Medium	”	—	—	5,050	US$	5,011	—		—	5,050	US$	5,042	US$	4,921	US$	121	—		—
	Rabobank Nederland	”	—	—	5,000	US$	5,000	—		—	5,000	US$	5,000	US$	4,997	US$	3	—		—
	Royal Bk of Scotland Plc	”	—	—	5,000	US$	5,052	—		—	5,000	US$	5,045	US$	5,106	US$	(61)	—		—
	Royal Bk Scotlnd Grp Plc 144A	”	—	—	9,450	US$	9,516	—		—	9,450	US$	9,517	US$	9,596	US$	(79)	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
	Sanofi Aventis	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	4,000	US$	4,003	US$	4,000	US$	3	—	US$	—
	Sanofi Aventis	”	—	—	—		—	3,870	US$	3,870	3,870	US$	3,884	US$	3,870	US$	14	—		—
	Shell International Fin	”	—	—	4,515	US$	4,536	—		—	4,515	US$	4,533	US$	4,527	US$	6	—		—
	Shell International Fin	”	—	—	3,200	US$	3,248	—		—	3,200	US$	3,256	US$	3,227	US$	29	—		—
	Standard Chartered BK NY	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	—		—
	State Str Corp.	”	—	—	6,420	US$	6,417	—		—	6,420	US$	6,423	US$	6,382	US$	41	—		—
	Sun Life Finl Global	”	—	—	4,400	US$	4,332	—		—	4,400	US$	4,351	US$	4,304	US$	47	—		—
	Suncorp Metway Ltd.	”	—	—	8,800	US$	8,982	—		—	8,800	US$	8,937	US$	9,125	US$	(188)	—		—
	Swedbank Hypotek AB	”	—	—	4,000	US$	3,993	—		—	4,000	US$	3,998	US$	4,002	US$	(4)	—		—
	Swedbank Hypotek AB	”	—	—	—		—	4,100	US$	4,100	4,100	US$	4,086	US$	4,100	US$	(14)	—		—
	Teva Pharm Fin III	”	—	—	—		—	4,000	US$	4,000	4,000	US$	4,019	US$	4,000	US$	19	—		—
	Teva Pharma Fin III LLC	”	—	—	4,000	US$	4,016	—		—	4,000	US$	4,011	US$	4,000	US$	11	—		—
	Total Capital Canada Ltd.	”	—	—	—		—	4,000	US$	4,000	4,000	US$	4,013	US$	4,000	US$	13	—		—
	United Technologies Corp.	”	—	—	—		—	4,000	US$	4,265	4,000	US$	4,244	US$	4,266	US$	(22)	—		—
	US Central Federal Cred	”	—	—	4,000	US$	4,084	4,500	US$	4,599	8,500	US$	8,664	US$	8,692	US$	(28)	—		—
	Verizon Communications	”	—	—	—		—	7,725	US$	7,725	7,725	US$	7,785	US$	7,725	US$	60	—		—
	Virginia Elec + Pwr Co.	”	—	—	—		—	3,250	US$	3,489	3,250	US$	3,461	US$	3,489	US$	(28)	—		—
	Volkswagen Intl Fin NV	”	—	—	—		—	4,000	US$	4,000	4,000	US$	4,010	US$	4,000	US$	10	—		—
	Wachovia Corp. Global Medium	”	—	—	5,000	US$	5,141	—		—	5,000	US$	5,142	US$	5,138	US$	4	—		—
	Wal Mart Stores Inc.	”	—	—	4,000	US$	3,964	—		—	4,000	US$	3,968	US$	3,986	US$	(18)	—		—
	Wal Mart Stores Inc.	”	—	—	3,770	US$	4,325	—		—	3,770	US$	4,261	US$	4,383	US$	(122)	—		—
	Westpac Banking Corp.	”	—	—	3,500	US$	3,514	—		—	3,500	US$	3,511	US$	3,500	US$	11	—		—
	Westpac Banking Corp.	”	—	—	4,000	US$	4,005	—		—	4,000	US$	4,022	US$	4,044	US$	(22)	—		—
	Wyeth	”	—	—	3,345	US$	3,657	638	US$	697	3,983	US$	4,325	US$	4,397	US$	(72)	—		—
	Deutsche Bank AG London	Held-to-maturity financial assets	—	—	—		—	20,000	US$	19,884	—		—		—		—	20,000	US$	19,884

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	41,700	US$	42,042	—		—	41,700	US$	42,042	US$	41,729	US$	313	—		—
	US Treasury N/B	”	—	—	11,100	US$	10,976	—		—	11,100	US$	10,941	US$	11,084	US$	(143)	—		—
	US Treasury N/B	”	—	—	7,000	US$	7,079	—		—	7,000	US$	7,077	US$	7,078	US$	(1)	—		—
	US Treasury N/B	”	—	—	5,250	US$	5,212	30,175	US$	29,906	35,425	US$	35,154	US$	35,101	US$	53	—		—
	US Treasury N/B	”	—	—	—		—	19,900	US$	19,872	19,900	US$	19,888	US$	19,872	US$	16	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,084	10,000	US$	10,073	US$	10,084	US$	(11)	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,042	10,000	US$	10,046	US$	10,042	US$	4	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,024	10,000	US$	10,035	US$	10,024	US$	11	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	9,988	10,000	US$	9,990	US$	9,988	US$	2	—		—
	US Treasury N/B	”	—	—	—		—	3,300	US$	3,301	3,300	US$	3,298	US$	3,301	US$	(3)	—		—

	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	16,104	US$	16,102	—		—	16,104	US$	16,116	US$	16,098	US$	18	—		—
	Fannie Mae	”	—	—	11,100	US$	11,096	—		—	11,100	US$	11,109	US$	11,096	US$	13	—		—
	Fannie Mae	”	—	—	8,765	US$	8,763	11,500	US$	11,503	20,265	US$	20,280	US$	20,262	US$	18	—		—
	Fannie Mae	”	—	—	4,600	US$	4,589	—		—	4,600	US$	4,606	US$	4,598	US$	8	—		—
	Fannie Mae	”	—	—	3,900	US$	3,861	—		—	3,900	US$	3,851	US$	3,899	US$	(48)	—		—
	Fannie Mae	”	—	—	3,000	US$	2,994	—		—	3,000	US$	3,000	US$	3,009	US$	(9)	—		—
	Fannie Mae	”	—	—	—		—	20,300	US$	20,269	20,300	US$	20,301	US$	20,269	US$	32	—		—
	Fannie Mae	”	—	—	—		—	11,045	US$	12,104	11,045	US$	12,044	US$	12,104	US$	(60)	—		—
	Fannie Mae	”	—	—	—		—	7,500	US$	7,500	7,500	US$	7,508	US$	7,500	US$	8	—		—
	Fannie Mae	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,008	US$	3,000	US$	8	—		—
	Federal Farm Credit Bank	”	—	—	4,000	US$	3,994	—		—	4,000	US$	4,002	US$	3,995	US$	7	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
	Federal Farm Credit Bank	Available- for-sale financial assets	—	—	4,000	US$	3,984	—	US$	—	4,000	US$	3,986	US$	3,998	US$	(12)	—	US$	—
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	4,002	4,000	US$	4,003	US$	4,002	US$	1	—		—
	Federal Home Loan Bank	”	—	—	5,000	US$	5,007	—		—	5,000	US$	5,007	US$	5,009	US$	(2)	—		—
	Federal Home Loan Bank	”	—	—	6,800	US$	6,817	—		—	6,800	US$	6,817	US$	6,811	US$	6	—		—
	Federal Home Loan Bank	”	—	—	8,000	US$	8,040	—		—	8,000	US$	8,033	US$	7,990	US$	43	—		—
	Federal Home Loan Bank	”	—	—	10,000	US$	9,998	—		—	10,000	US$	10,001	US$	9,985	US$	16	—		—
	Federal Home Loan Bank	”	—	—	8,400	US$	8,397	—		—	8,400	US$	8,400	US$	8,399	US$	1	—		—
	Federal Home Ln Bks	”	—	—	5,000	US$	5,046	—		—	5,000	US$	5,043	US$	5,098	US$	(55)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,732	US$	3,727	—		—	3,340	US$	3,340	US$	3,341	US$	(1)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,324	US$	3,453	—		—	3,161	US$	3,288	US$	3,360	US$	(72)	—		—
	Federal Home Loan Mtg Corp.	”	—	—	5,183	US$	5,168	—		—	4,634	US$	4,634	US$	4,632	US$	2	—		—
	Fhr 2953 Da	”	—	—	3,284	US$	3,466	—		—	2,846	US$	3,028	US$	2,993	US$	35	—		—
	Fhr 3184 Fa	”	—	—	4,096	US$	4,084	—		—	3,810	US$	3,807	US$	3,806	US$	1	—		—
	Fnma Tba Jan 15 Single Fam	”	—	—	—		—	3,000	US$	3,147	3,000	US$	3,142	US$	3,147	US$	(5)	—		—
	Fnma Tba Feb 15 Single Fam	”	—	—	—		—	3,000	US$	3,138	3,000	US$	3,117	US$	3,138	US$	(21)	—		—
	Fnma Tba Mar 15 Single Fam	”	—	—	—		—	3,000	US$	3,110	3,000	US$	3,140	US$	3,110	US$	30	—		—
	Fnma Tba Apr 15 Single Fam	”	—	—	—		—	3,000	US$	3,131	3,000	US$	3,164	US$	3,131	US$	33	—		—
	Fnr 2006 60 CO	”	—	—	3,485	US$	3,483	—		—	3,274	US$	3,274	US$	3,272	US$	2	—		—
	Fnr 2009 116 A	”	—	—	4,271	US$	4,640	—		—	3,841	US$	4,137	US$	4,122	US$	15	—		—
	Freddie Mac	”	—	—	5,750	US$	5,764	—		—	5,750	US$	5,761	US$	5,771	US$	(10)	—		—
	Freddie Mac	”	—	—	4,300	US$	4,316	—		—	4,300	US$	4,312	US$	4,308	US$	4	—		—
	Freddie Mac	”	—	—	10,420	US$	10,411	—		—	10,420	US$	10,414	US$	10,412	US$	2	—		—
	Freddie Mac	”	—	—	—		—	19,000	US$	18,981	19,000	US$	18,986	US$	18,981	US$	5	—		—
	Freddie Mac	”	—	—	—		—	3,550	US$	3,549	3,550	US$	3,553	US$	3,549	US$	4	—		—
	Freddie Mac	”	—	—	—		—	14,200	US$	14,196	14,200	US$	14,204	US$	14,196	US$	8	—		—
	Gnr 2009 45 AB	”	—	—	4,417	US$	4,496	—		—	3,082	US$	3,129	US$	3,215	US$	(86)	—		—
	Government Natl Mtg Assn	”	—	—	3,050	US$	3,285	—		—	3,050	US$	3,202	US$	3,278	US$	(76)	—		—
	Ngn 2010 R2 1A	”	—	—	3,732	US$	3,731	—		—	3,490	US$	3,492	US$	3,490	US$	2	—		—
	Ngn 2011 R4 1A	”	—	—	—		—	4,000	US$	4,000	3,914	US$	3,914	US$	3,914		—	—		—

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available- for-sale financial assets	—	—	12,387	US$	12,387	764,155	US$	764,155	776,459	US$	776,459	US$	776,459		—	83	US$	83

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees, other adjustments to long-term investment using equity method and amounts transferred from spin-off.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counter- party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	January 5, 2011 to November 10, 2011	$1,018,438	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 7, 2011 to December 27, 2011	152,099	By the construction progress	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 26, 2011 to December 27, 2011	222,928	By the construction progress	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 26, 2011 to December 27, 2011	173,899	By the construction progress	I Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to December 27, 2011	2,425,769	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to December 27, 2011	2,036,095	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to July 24, 2011	480,672	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to December 28, 2011	219,004	By the construction progress	Edg Corporation Ltd.		N/A	N/A	N/A	N/A	Public bidding	Manufacturing	None
	Fab	February 24, 2011 to December 27, 2011	229,992	By the construction progress	Yankey Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
Xintec	Fab	February 17, 2011	1,050,000	Based on the agreement	Vertex Precision Electronics Inc.	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total
TSMC	TSMC North America	Subsidiary	Sales	$234,902,043	56	Net 30 days after invoice date	—	—	$24,661,104	55
	GUC	Investee accounted for using equity method	Sales	3,388,912	1	Net 30 days after monthly closing	—	—	116,218	—
	VIS	Investee accounted for using equity method	Sales	302,844	—	Net 30 days after monthly closing	—	—	—	—
	TSMC Solar Europe GmbH	Indirect subsidiary	Sales	148,898	—	Net 60 days after invoice date	—	—	—	—
	TSMC China	Subsidiary	Purchases	10,392,189	21	Net 30 days after monthly closing	—	—	(946,826)	8
	WaferTech	Indirect subsidiary	Purchases	7,305,879	15	Net 30 days after monthly closing	—	—	(420,459)	3
	VIS	Investee accounted for using equity method	Purchases	5,577,762	12	Net 30 days after monthly closing	—	—	(987,937)	8
	SSMC	Investee accounted for using equity method	Purchases	3,949,176	8	Net 30 days after monthly closing	—	—	(336,037)	3
	Motech	Indirect investee accounted for using the equity method	Purchases	124,673	—	Net 30 days after monthly closing	—	—	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,829,969	47	Net 30 days after monthly closing	—	—	241,333	51
	TSMC	Parent company	Sales	267,841	7	Net 30 days after monthly closing	—	—	17,326	4

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC North America	Subsidiary	$24,684,991	39	$9,115,109	—	$14,946,365	$—
	GUC	Investee accounted for using equity method	116,218	15	—	—	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	241,333	36	—	—	—	—

Note:	The calculation of turnover days excludes other receivables from related parties.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2011			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2011 (Foreign Currencies in Thousands)	December 31, 2010 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$44,071,845	$431,368	$431,368	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	34,986,964	1,745,799	1,745,799	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	12,180,367	—	100	13,542,181	2,113,521	2,098,233	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	—	1,118,000	100	10,153,244	(982,868)	(982,868)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	39	8,988,007	882,183	(10,337)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,289,429	3,370,241	1,143,147	Investee accounted for using equity method
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,981,639	197,493	197,493	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	2,270,000	—	227,000	100	1,746,893	(523,002)	(523,002)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,606,694	166,603	54,449	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,074,155 (Note 4)	3,565,441 (Note 4)	—	53	1,311,044	(280,045)	(273,038)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,157,188	527,406	183,843	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	949,267	1,166,470	—	98	762,135	32,275	31,629	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	892,855	971,785	—	99	213,235	(11,185)	(11,129)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	205,171	34,937	34,937	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	161,601	4,523	4,523	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	23,448	3,263	3,263	Subsidiary (Note 3)

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661 (Note 4)	6,228,661 (Note 4)	87,480	20	5,612,344	(2,193,504)	Note 2	Investee accounted for using equity method

	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,795,131 (Note 4)	3,565,441 (Note 4)	—	46	1,681,719	(280,045)	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032 (Note 4)	25,350 (Note 4)	—	100	204,163	(196,659)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686 (Note 4)	60,962 (Note 4)	1	100	52,187	(63,192)	Note 2	Subsidiary
TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133 (Note 4)	3,133 (Note 4)	1	100	2,994	(34)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2011				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	460,034	US$	56,777	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	94,208	US$	29,054	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	4,088	787	97	US$	11,112	US$	3,656	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,615	US$	737	Note 2	Subsidiary (Note 3)
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	16,532	14,153	97	US$	9,994	US$	(642)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,059	US$	435	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro- semiconductor device	US$	800	US$	800	5,333	80		—	US$	(13,586)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro- semiconductor device	US$	1,000	US$	1,000	1,000	5		—	US$	(13,586)	Note 2	Investee accounted for using equity method (Note 3)
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer- aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	220,119	US$	54,908	Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,937	US$	3,937	11,868	57	US$	1,204	US$	(1,458)	Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,700	—	100	US$	510	US$	(466)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		EUR 9,900		EUR 100	1	100	EUR	5,103	EUR	(4,787)	Note 2	Subsidiary

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.

Note 4:	In August 2011, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION OF INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2011 (US$ in Thousand)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2011 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of December 31, 2011 (US$ in Thousands)		Accumulated Inward Remittanceof Earnings as of December 31, 2011
							Outflow (US$ in Thousands)		Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		$18,939,667 (RMB 4,502,080)	(Note 1)	$ (US$	12,180,367 371,000)	$ (US$	6,759,300 225,000)	$—	$ (US$	18,939,667 596,000)	100%	$2,098,233 (Note 3)		$13,542,181	$—

Shanghai Walden VentureCapital Enterprise	Investing in new start-up technology companies	(US$	953,709 31,488)	(Note 2)		—	(US$	147,485 5,000)	—	(US$	147,485 5,000)	8%	(Note 4)	(US$	151,440 5,000)	—

Accumulated Investment in Mainland China as of December 31, 2011 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
$ 19,087,152 (US$ 601,000)	$19,087,152 (US$ 601,000)	$19,087,152 (US$ 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.

Note 3:	Amount was recognized based on the audited financial statements.

Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS (Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A.	For the year ended December 31, 2011

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$234,902,043	—	55%
				Receivables from related parties	24,661,104	—	3%
				Other receivables from related parties	23,887	—	—
				Payables to related parties	26,536	—	—
		TSMC China	1	Sales	9,834	—	—
				Purchases	10,392,189	—	2%
				Marketing expenses - commission	64,907	—	—
				Sales of property, plant and equipment	2,885,847	—	1%
				Purchases of property, plant and equipment	70,491	—	—
				Gain on disposal of property, plant and equipment	94,987	—	—
				Technical service income	1,063	—	—
				Other receivables from related parties	23,688	—	—
				Payables to related parties	946,826	—	—
				Other assets	1,493	—	—
		TSMC Japan	1	Marketing expenses - commission	284,644	—	—
				Payables to related parties	68,873	—	—
		TSMC Europe	1	Marketing expenses - commission	357,582	—	—
				Research and development expenses	45,489	—	—
				Payables to related parties	29,957	—	—
		TSMC Korea	1	Marketing expenses - commission	22,049	—	—
				Payables to related parties	3,146	—	—
		GUC (Note 3)	1	Sales	1,158,302	—	—
				Research and development expenses	5,718	—	—
		TSMC Technology	1	Research and development expenses	534,804	—	—
				Payables to related parties	112,926	—	—
		WaferTech	1	Sales	27,049	—	—
				Purchases	7,305,879	—	2%
				Sales of property, plant and equipment	72,880	—	—
				Gain on disposal of property, plant and equipment	1,463	—	—
				Other receivables from related parties	14,196	—	—
				Payables to related parties	420,459	—	—
		TSMC Canada	1	Research and development expenses	192,616	—	—
				Payables to related parties	18,887	—	—
		Xintec	1	Manufacturing overhead	260,250	—	—
				Research and development expenses	7,313	—	—
				Settlement loss	19,686	—	—
				Payables to related parties	37,013	—	—

		TSMC Solar Europe GmbH	1	Sales	148,898	—	—

Continued

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC SSL	1	Miscellaneous revenue	$2,625	—	—
				Other receivables from related parties	1,947	—	—
		TSMC Solar	1	Miscellaneous revenue	2,625	—	—
				Other receivables from related parties	1,857	—	—
		TSMC Global	1	Interest payable	22,293	—	—
1	GUC (Note 3)	TSMC North America	3	Purchases	296,462	—	—
				Manufacturing overhead	120,408	—	—
		GUC-NA	3	Operating expenses	61,369	—	—
				Manufacturing overhead	30,583	—	—
		GUC-Japan	3	Operating expenses	21,826	—	—
		GUC-Shanghai	3	Operating expenses	8,568	—	—
2	TSMC Partners	TSMC China	3	Long-term receivables from related parties	7,591,420	—	1%
				Interest income	17,773	—	—
		TSMC SSL	3	Other receivables from related parties	348,369	—	—
		TSMC Solar	3	Other receivables from related parties	454,634	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

Note 3:	The Company has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

(Continued)

B.	For the year ended December 31, 2010

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$220,529,792	—	51%
				Receivables from related parties	25,579,259	—	6%
				Other receivables from related parties	3,673	—	—
				Payables to related parties	11,475	—	—

		TSMC China	1	Sales	17,631	—	—
				Purchases	8,748,101	—	2%
				Marketing expenses -commission	59,180	—	—
				Gain on disposal of property, plant and equipment	45,251	—	—
				Acquisition of property, plant and equipment	66,337	—	—
				Disposal of property, plant and equipment	1,409,862	—	—
				Technical service income	4,487	—	—
				Other receivables from related parties	1,170,407	—	—
				Payables to related parties	895,193	—	—
				Deferred debits	27,327	—	—

		TSMC Japan	1	Marketing expenses - commission	266,194	—	—
				Payables to related parties	26,115	—	—

		TSMC Europe	1	Marketing expenses - commission	415,765	—	—
				Research and development expenses	33,907	—	—
				Payables to related parties	35,530	—	—

		TSMC Korea	1	Marketing expenses - commission	19,318	—	—
				Payables to related parties	2,466	—	—

		GUC	1	Sales	2,818,499	—	1%
				Research and development expenses	8,390	—	—
				Receivables from related parties	154,589	—	—
				Payables to related parties	2,271	—	—

		TSMC Technology	1	Research and development expenses	547,838	—	—
				Payables to related parties	88,292	—	—

		WaferTech	1	Sales	9,918	—	—
				Purchases	7,878,260	—	2%
				Gain on disposal of other assets	9,655	—	—
				Acquisition of property, plant and equipment	9,624	—	—
				Disposal of property, plant and equipment	27,010	—	—
				Disposal of other assets	9,655	—	—
				Other receivables from related parties	3,543	—	—
				Payables to related parties	568,685	—	—

		TSMC Canada	1	Research and development expenses	181,943	—	—
				Payables to related parties	13,495	—	—

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	Xintec	1	Manufacturing overhead	$313,397	—	—
				Research and development expenses	12,652	—	—
				Disposal of property, plant and equipment	3,841	—	—
				Payables to related parties	69,083	—	—
1	GUC	TSMC North America	3	Purchases	780,070	—	—
				Manufacturing overhead	196,572	—	—
				Payables to related parties	102,302	—	—

		TSMC Korea	3	Operating expenses	1,156	—	—

		GUC-NA	3	Operating expenses	155,643	—	—
				Manufacturing overhead	54,029	—	—
				Accrued expenses	14,353	—	—

		GUC-Japan	3	Operating expenses	45,927	—	—
				Accrued expenses	9,706	—	—

		GUC-Europe	3	Operating expenses	1,778	—	—

		GUC-Shanghai	3	Operating expenses	22,146	—	—
				Accrued expenses	1,945	—	—
2	TSMC Partners	TSMC China	3	Other long-term receivables	3,644,160	—	1%

3	TSMC China	TSMC Partners	3	Other long-term payables	3,663,678	—	1%

		WaferTech	3	Acquisition of property, plant and equipment	27,104	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)